UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

Item

1.         English translation of the (i) Unaudited Condensed Consolidated Financial Statements of Telecom Argentina S.A., and (ii) Telecom Argentina S.A.´s Operating and Financial Review and Prospects as of March 31, 2020

TELECOM ARGENTINA S.A.

TELECOM ARGENTINA S.A.

Unaudited Condensed Consolidated Financial Statements as of March 31, 2020

Alicia Moreau de Justo 50

(1107) Ciudad Autónoma de Buenos Aires

Argentina

$: Argentine peso

US$: US dollar

$64.47 = US$1 as of March 31, 2020

TELECOM ARGENTINA S.A.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND 2019

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos in current currency - Note 1.e)

		March 31,	December 31,
ASSETS	Note	2020	2019
Current Assets
Cash and cash equivalents	2	35,205	27,577
Investments	2	807	462
Trade receivables	3	18,986	18,288
Other receivables	4	6,408	4,948
Inventories	5	2,991	3,463
Total current assets		64,397	54,738
Non-Current Assets
Trade receivables	3	63	89
Other receivables	4	1,762	1,814
Deferred income tax assets	13	294	316
Investments	2	2,327	2,289
Goodwill	6	199,416	199,581
Property, plant and equipment	7	259,885	265,184
Intangible assets	8	87,255	89,051
Right of use assets	9	10,401	10,181
Total non-current assets		561,403	568,505
TOTAL ASSETS		625,800	623,243
LIABILITIES
Current Liabilities
Trade payables	10	30,844	34,456
Financial debt	11	45,505	38,032
Salaries and social security payables	12	7,121	10,716
Taxes payables	14	2,766	3,571
Leases liabilities	15	2,891	2,845
Other liabilities	16	1,620	1,783
Provisions	17	1,141	1,284
Total current liabilities		91,888	92,687
Non-Current Liabilities
Trade payables	10	3,268	2,539
Financial debt	11	125,624	125,819
Salaries and social security payables	12	869	928
Deferred income tax liabilities	13	58,220	56,651
Taxes payables	14	12	15
Leases liabilities	15	4,180	3,958
Other liabilities	16	1,646	1,643
Provisions	17	4,677	4,990
Total non-current liabilities		198,496	196,543
TOTAL LIABILITIES		290,384	289,230
EQUITY
Equity attributable to Controlling Company		330,433	328,874
Equity attributable to non-controlling interest		4,983	5,139
TOTAL EQUITY(See Consolidated Statements of Changes in Equity)	20	335,416	334,013
TOTAL LIABILITIES AND EQUITY		625,800	623,243

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos in current currency, except per share data in Argentine pesos in current currency - Note 1.e)

		Three-month periods ended March 31,
	Note	2020	2019
Revenues	21	62,762	65,735
Employee benefit expenses and severance payments	22	(11,724)	(13,025)
Interconnection and transmission costs		(2,016)	(2,174)
Fees for services, maintenance, materials and supplies	22	(6,879)	(6,679)
Taxes and fees with the Regulatory Authority	22	(4,778)	(5,165)
Commissions and advertising		(3,570)	(3,734)
Cost of equipment and handsets	22	(2,250)	(3,236)
Programming and content costs		(4,726)	(5,060)
Bad debt expenses	3	(2,248)	(2,147)
Other operating expenses	22	(2,546)	(3,027)
Depreciation, amortization and impairment of fixed assets	22	(16,259)	(14,822)
Operating income		5,766	6,666
Earnings from associates	2	92	153
Debt financial expenses	23	(3,094)	(6,006)
Other financial results, net	23	1,570	6,163
Income before income tax expense		4,334	6,976
Income tax expense	13	(1,693)	(5,079)
Net income for the period		2,641	1,897

Attributable to:
Controlling Company		2,549	1,827
Non-controlling interest		92	70
		2,641	1,897

Earnings per share attributable to Controlling Company Basic and diluted	1.d	1.18	0.85

See Note 22 for additional information on operating expenses per function.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos in current currency - Note 1.e)

	Three-month periods ended March 31,
	2020	2019

Net income for the period	2,641	1,897

Other comprehensive income - Will be reclassified subsequently to profit or loss
Currency translation adjustments (no effect on Income Tax)	(1,004)	(724)
NDF effects classified as hedges	(321)	(110)
Income Tax effects on NDF classified as hedges	87	31
Other comprehensive income, net of tax	(1,238)	(803)

Total comprehensive income for the period	1,403	1,094

Attributable to:
Controlling Company	1,559	1,160
Non-controlling interest	(156)	(66)
	1,403	1,094

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos in current currency - Note 1.e)

	Owners contribution				Reserves
	Outstanding shares - Capital nominal value (1)	Treasury shares - Capital nominal value (1) (2)	Inflation adjustment	Treasury shares acquisition cost (2)	Conntributed Surplus	Legal reserve	Special reserve for IFRS implementation	Voluntary reserve for capital investments	Facultative (3)	Facultative reserve for future dividends payments	Other comprehensive results	Other deferred	Retained earnings	Equity attributable to controlling company	Equity attributable to non-controlling interest	Total Equity
Balances as of January 1, 2019	2,154	15	73,236	(2,976)	211,180	3,757	1,618	5,472	18,792	18,215	(1,244)	(588)	44,638	374,269	5,352	379,621
Comprehensive income:
Net income for the period	-	-	-	-	-	-	-	-	-	-	-	-	1,827	1,827	70	1,897
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	(667)	-	-	(667)	(136)	(803)
Total Comprehensive Income	-	-	-	-	-	-	-	-	-	-	(667)	-	1,827	1,160	(66)	1,094

Balances as of March 31, 2019	2,154	15	73,236	(2,976)	211,180	3,757	1,618	5,472	18,792	18,215	(1,911)	(588)	46,465	375,429	5,286	380,715

Balances as of January 1, 2020	2,154	-	72,207	-	211,180	4,198	1,618	5,472	40,921	1,685	(3,191)	(699)	(6,671)	328,874	5,139	334,013
Comprehensive income:
Net income for the period	-	-	-	-	-	-	-	-	-	-	-	-	2,549	2,549	92	2,641
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	(990)	-	-	(990)	(248)	(1,238)
Total Comprehensive Income	-	-	-	-	-	-	-	-	-	-	(990)	-	2,549	1,559	(156)	1,403

Balances as of March 31, 2020	2,154	-	72,207	-	211,180	4,198	1,618	5,472	40,921	1,685	(4,181)	(699)	(4,122)	330,433	4,983	335,416

(1) As of March 31, 2020 and 2019, total shares were issued and fully paid. As of March 31, 2019, 15,221,373 were treasury shares.

(2) Corresponded to 15,221,373 shares of $1 argentine peso of nominal value each, equivalent to 0.70% of total capital as of March 31, 2019.

(3) Correspond to the Facultative Reserves to maintain the capital investments level and the current level of solvency.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos in current currency – Note 1.e)

		Three-month periods ended March 31,
	Note	2020	2019
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income for the period		2,641	1,897

Adjustments to reconcile net income to net cash flows provided by operating activities
Allowances deducted from assets		2,471	2,371
Depreciation of property, plant and equipment	7	13,013	11,634
Amortization of intangible assets	8	2,144	2,135
Amortization of rights of use assets	9	1,034	945
Earnings from associates	2.a	(92)	(153)
Disposals of fixed assets and consumption of materials		179	90
Financial results and others		3,572	5,384
Income tax expense	13	1,693	5,079
Income tax paid		(427)	(516)
Net (increase) decrease in assets	2.b	(5,237)	3,594
Net decrease in liabilities	2.b	(4,861)	(9,447)
Total cash flows provided by operating activities		16,130	23,013
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Property, plant and equipment acquisitions		(10,950)	(13,809)
Intangible asset acquisitions		(383)	(437)
Proceeds from dividends	2.b	22	116
Proceeds from the sale of property, plant and equipment and intangible assets		-	1
Investments not considered as cash and cash equivalents		(257)	1,616
Total cash flows used in investing activities		(11,568)	(12,513)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from financial debt	2.b	21,579	18,384
Payment of financial debt	2.b	(12,431)	(17,865)
Payment of interests and related expenses	2.b	(5,002)	(1,973)
Payments of leases liabilities		(1,009)	(1,223)
Total cash flows from (used in) financing activities		3,137	(2,677)

NET INCREASE IN CASH AND CASH EQUIVALENTS		7,699	7,823
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		27,577	11,325

NET FOREIGN EXCHANGE DIFFERENCES AND RECPAM ON CASH AND CASH EQUIVALENTS		(71)	922
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		35,205	20,070

See Note 2.b for additional information on the consolidated statements of cash flows.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND 2019 (*)

(In millions of Argentine pesos, except as otherwise indicated)

(*) By convention the definitions used in the notes are in the Glossary of Terms.

TELECOM ARGENTINA S.A.

Glossary of terms

The following explanations are not technical definitions, but to assist the general reader to understand certain terms as used in these consolidated financial statements.

The Company/Telecom Argentina/Telecom: Telecom Argentina S.A.

Micro Sistemas/Pem/CV Berazategui/Cable Imagen/Última Milla/AVC Continente Audiovisual/Inter Radios: Names corresponding to limited companies or limited responsibility companies that are directly or indirectly controlled according to the definition of the General Corporations Law, or were controlled by the Company, directly or indirectly: Micro Sistemas S.A.U., Pem S.A.U., CV Berazategui S.A., Cable Imagen S.R.L., Última Milla S.A., AVC Continente Audiovisual S.A., Inter Radios S.A.U.

Telecom USA/Núcleo/Personal Envíos/Tuves Paraguay / Televisión Dirigida / Adesol: Names corresponding to foreign companies Telecom Argentina USA, Inc., Núcleo S.A., Personal Envíos S.A., Tuves Paraguay S.A., Televisión Dirigida S.A. y Adesol S.A., respectively, companies that are directly or indirectly controlled according to the definition of the General Corporations Law.

BYMA (Bolsas y Mercados Argentinos) /NYSE: Buenos Aires Stock Exchange and New York Stock Exchange, respectively.

Cablevisión: Company absorbed by Telecom since January 1, 2018, whose activities are continued by Telecom.

CAPEX: Capital expenditures.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires): The Professional Council of Economic Sciences of the City of Buenos Aires.

CVH: Cablevisión Holding S.A., controlling company of Telecom since January 1, 2018.

DNU (Decreto de Necesidad y Urgencia): Decree of Need and Urgency.

ENACOM (Ente Nacional de Telecomunicaciones): The Telecommunications Regulatory Authority of Argentina.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

IAS: International Accounting Standards.

IASB:  International Accounting Standards Board.

ICT services (Information and Communication Technology services): Services to transport and distribute signals or data, such as voice, text, video and images, provided or requested by third-party users, through telecommunications networks.

IFRS: International Financial Reporting Standards, as issued by the International Accounting Standards Board.

INDEC (Instituto Nacional de estadísticas y censos): The National Institute of statistics and census.

LGS (Ley de General de Sociedades): Argentine Corporations Law No. 19,550 as amended. Since the enforcement of the new Civil and Commercial Code its name was changed to “General Corporations Law”.

NDF: Non-Deliverable Forward.

PEN (Poder Ejecutivo Nacional): The executive branch of the Argentine government.

PP&E: Property, plant and equipment.

RECPAM (Resultado por exposición a los cambios en el poder adquisitivo de la moneda): Inflation Adjustment Gain (Loss).

Roaming: charges from the use of networks of other national and international operators.

RT: Technical resolutions issued by the FACPCE.

RT 26: Technical resolution No, 26 issued by the FACPCE, amended by RT29 and RT43.

TELECOM ARGENTINA S.A.

VAT: Value-Added Tax

VLG: VLG S.A.U. (formerly VLG Argentina LLC), a company that is a shareholder of the Company and controlled by CVH.

In these Consolidated Financial Statements, unless otherwise stated, Argentine peso amounts are stated in millions

TELECOM ARGENTINA S.A.

NOTE 1 – BASIS OF PREPARATION OF THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

a)   Basis of preparation and significant accounting policies

As required by the CNV, the unaudited consolidated financial statements of the Company have been prepared in accordance with RT 26 of FACPCE (as amended by RT 29 and RT 43) that adopted IFRS as issued by the IASB, also adopted by the CPCECABA.

For the preparation of these unaudited consolidated financial statements, the Company has elected to make use of the option provided by IAS 34 and has prepared them in its condensed form. Therefore, these financial statements do not include all the information required in an annual financial statement and, consequently, they must be read jointly with the 2019 annual consolidated financial statements, which can be consulted at the Company’s website (https://institucional.telecom.com.ar/inversores).

These consolidated financial statements were prepared including in the consolidation process the following companies:

Company	Main Activity	Country	Telecom Argentina’s direct/indirect interest in capital stock and votes
Núcleo	Mobile telecommunications Services	Paraguay	67.50%
Personal Envíos	Mobile financial services	Paraguay	67.50%
Tuves Paraguay	Distribution of televisión and audio signals direct to home	Paraguay	67.50%
Microsistemas	Services related to the use of electronic payment media	Argentina	100.00%
Pem	Investments	Argentina	100.00%
Cable Imagen	Closed-circuit television	Argentina	100.00%
Televisión Dirigida	Cable television services	Paraguay	100.00%
Adesol (a)	Holding	Uruguay	100.00%
AVC Continente Audiovisual	Broadcasting services	Argentina	60.00%
Inter Radios	Broadcasting services	Argentina	100.00%
Telecom USA	Telecommunication services	USA	100.00%

(a)        Includes the 100% interest in Telmas S.A. which holds interests in the following special-purpose entities: Audomar S.A., Bersabel S.A., Dolfycor S.A., Reiford S.A., Space Energy S.A., Tracel S.A. and Visión Satelital S.A.

The preparation of these unaudited consolidated financial statements in accordance with IFRS requires that the Company’s Management make estimates that affect the figures disclosed in the financial statements or its complementary information. Actual results may differ from these estimates.

These unaudited consolidated financial statements were prepared in current currency as of March 31, 2020 (see Note 1.e) on an accrual basis of accounting (except for the statement of cash flows). Under this basis, the effects of transactions are recognized when they occur. Therefore, income and expenses are recognized at fair value on an accrual basis regardless of when they are received or paid. When significant, the difference between the fair value and the nominal amount of income and expenses is recognized as finance income or expense using the effective interest method.

These unaudited consolidated financial statements as of March 31, 2020, were approved by resolution of the Board of Directors’ meeting held on May 14, 2020.

b)   Consolidated Financial Statement Formats

The financial statement formats adopted are consistent with IAS 1. In particular:

•      the consolidated statements of financial position have been prepared by classifying assets and liabilities according to the “current and non-current” criterion. Current assets and liabilities are those that are expected to be realized/settled within twelve months after the period-end;

•      the consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation represents the way that the business is monitored by the Executive Committee and the CEO and, additionally, are in line with the usual presentation of expenses in the ICT services industry;

•      the consolidated statements of comprehensive income include the net income of the period included in the consolidated income statement and all components of other comprehensive income;

•      the consolidated statements of changes in equity have been prepared showing separately (i) net income of the period, (ii) other comprehensive income (loss) of the period, and (iii) transactions with shareholders (owners and non-controlling interest) if corresponds;

TELECOM ARGENTINA S.A.

•      the consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7.

These unaudited consolidated financial statements contain all disclosures required under IAS 34. Some additional disclosures required by the LGS and/or by the CNV have been also included, among them, complementary information required in the last paragraph of Section 1 Chapter III Title IV of the CNV General Resolution No. 622/13. Such information is disclosed in Notes to these unaudited consolidated financial statements, as admitted by IFRS.

c)   Segment information

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the chief operating decision maker. In the case of the Company, the Executive Committee and the Chief Executive Officer (“CEO”) are responsible for controlling recourses and for the economic and financial performance of Telecom.

The Executive Committee and the CEO have a strategic and operational vision of Telecom as a single business unit in Argentina, according to the current regulatory context of the converged ICT services industry (adding to the same segment the activities related to the mobile services, internet services, cable television and fixed telephony services, services governed by the same regulatory framework of ICT services). To exercise its functions, both the Executive Committee and the CEO receive periodically the economic and financial information of Telecom Argentina and its subsidiaries (in currency of the date of each transaction), that is prepared as a single segment, and evaluate the evolution of business as a results generation unit, administrating the resources in a unique way to achieve the objectives. Regarding to costs, they are not specifically appropriated to a type of service, considering that the Company has a single payroll and general operating expenses that affect all services in general (non-specific). On the other hand, decisions on CAPEX affect all the types of services provided by Telecom in Argentina and not specifically to one of them. Based on what was previously described and under the accounting principles established in the IFRS as issued by the IASB, it was defined that the Company has a single segment of operations in Argentina.

Telecom carries out activities abroad (Paraguay, United States of America and Uruguay). These operations are not analyzed as a separate segment by the Executive Committee and the CEO, who analyze the consolidated information of companies in Argentina and abroad (in currency of the date of each transaction), taking into account that the activities of foreign companies are not significant for Telecom. The operations that Telecom carries out abroad do not meet the aggregation criteria established by the standard to be grouped within the “Services rendered in Argentina” segment, and considering that they do not exceed any of the quantitative thresholds identified in the standard to qualify as reportable segments, they are grouped within the category “Other abroad segments”.

Presented below is the Segment financial information as analyzed by the Executive Committee and the CEO for the periods ended March 31, 2020 and 2019:

❑         Consolidated Income Statement as of March 31, 2020

	Services rendered in Argentina	Services rendered in Argentina – Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments – Inflation restatement	Other abroad segments restated for inflation	Eliminations	Total
Revenues	57,209	1,654	58,863	3,986	116	4,102	(203)	62,762
Operating costs without depreciation, amortization and impairment of fixed assets	(36,696)	(1,530)	(38,226)	(2,638)	(76)	(2,714)	203	(40,737)
Adjusted EBITDA	20,513	124	20,637	1,348	40	1,388	-	22,025
Depreciation, amortization and impairment of fixed assets	(7,290)	(7,971)	(15,261)	(924)	(74)	(998)	-	(16,259)
Operating income	13,223	(7,847)	5,376	424	(34)	390	-	5,766

Earnings from associates								92
Debt financial expenses								(3,094)
Other financial results, net								1,570
Income before income tax expense								4,334
Income tax expense								(1,693)
Net income								2,641

Attributable to:
Controlling Company								2,549
Non-controlling interest								92
								2,641

TELECOM ARGENTINA S.A.

❑         Consolidated Income Statement as of March 31, 2019

	Services rendered in Argentina	Services rendered in Argentina – Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments – Inflation restatement	Other abroad segments restated for inflation	Eliminations	Total
Revenues	59,324	2,607	61,931	3,980	178	4,158	(354)	65,735
Operating costs without depreciation, amortization and impairment of fixed assets	(39,329)	(2,413)	(41,742)	(2,737)	(122)	(2,859)	354	(44,247)
Adjusted EBITDA	19,995	194	20,189	1,243	56	1,299	-	21,488
Depreciation, amortization and impairment of fixed assets	(8,545)	(5,307)	(13,852)	(875)	(95)	(970)	-	(14,822)
Operating income	11,450	(5,113)	6,337	368	(39)	329	-	6,666

Earnings from associates								153
Debt financial expenses								(6,006)
Other financial results, net								6,163
Income before income tax expense								6,976
Income tax expense								(5,079)
Net income								1,897

Attributable to:
Controlling Company								1,827
Non-controlling interest								70
								1,897

Additional information per geographical area required under IFRS 8 (Operating Segments) is disclosed below (in current currency as of March 31, 2020):

i)               Sales revenues from customers located in Argentina amounted to $58,668 and $61,578 during the three-month periods ended March 31, 2020 and 2019, respectively; while sales revenues from foreign customers amounted to $4,094 and $4,157 during the three-month periods ended March 31, 2020 and 2019, respectively;

ii)            CAPEX corresponding to the segment “Services rendered in Argentina” amounted to $7,976 and $10,750 during the three-month periods ended March 31, 2020 and 2019, respectively; while CAPEX corresponding to the segment “Other abroad segments” amounted to $736 and $1,176 during the three-month periods ended March 31, 2020 and 2019, respectively

iii)         PP&E, Goodwill, Intangible assets and Rights of use assets corresponding to the segment “Services rendered in Argentina” amounted to $536,172 and $542,496 as of March 31, 2020 and as of December 31, 2019, respectively; while PP&E, Goodwill, Intangible assets and Rights of use assets corresponding to the segment “Other abroad segments” amounted to $20,785 and $21,501 as of March 31, 2020 and as of December 31, 2019, respectively.

iv)        Financial Debt corresponding to the segment “Services rendered in Argentina” amounted to $166,139 and $159,433 as of March 31, 2020 and as of December 31, 2019, respectively; while Financial Debt corresponding to the segment “Other abroad segments” amounted to $4,990 and $4,418 as of March 31, 2020 and as of December 31, 2019, respectively.

d)   Net income per share

Basic earnings per share are calculated by dividing the net income attributable to owners of the Parent Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing the net income for the period by the weighted average number of common shares issued and common shares to be potentially issued at the end of the period. Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts.

For the three-month periods ended March 31, 2020 and 2019, the weighted average number of shares outstanding amounted to 2,153,688,011.

e)   Financial reporting in hyperinflationary economies

IAS 29 establishes the conditions under which an entity shall restate its financial statements if it operates in an economic environment considered hyperinflationary.

To determine the existence of a highly inflationary economy under the terms of IAS 29, the standard details a series of characteristics to consider, including a cumulative inflation rate over three years that approximates or exceeds 100%.

TELECOM ARGENTINA S.A.

The macroeconomic events that have taken place in the country during the year 2018 and the three-year accumulated inflation rate as of December 31, 2018, that reached 147.8%, evidenced compliance with the qualitative and quantitative factors provided for in IAS 29 to consider Argentina as a highly inflationary economy for accounting purposes. On the other hand, the FACPCE issued Resolution No. 539/18 on September 29, 2018 in which defined the need to restate the financial statements of Argentine companies for reporting periods ended after July 1, 2018, establishing specific issues in relation to the inflation restatement such as, for example, the indexes to be used (Resolution approved on October 10, 2018, by the CPCECABA through Resolution No. 107/2018).

In addition, Law No. 27,468 amended Section 10 of Law No. 23,928, and its amendments, providing that the repeal of all the laws and regulations that establish or authorize price indexation, currency restatement, cost variance and any other form of restatement of debts, taxes, prices or fees related to property, works or services, does not apply to financial statements, which remain subject to Section 62 of the General Associations Law, as amended. In addition, it repealed Decree No. 1,269/2002, as amended, and delegated on the PEN, through its oversight agencies, the power to set the date as from which those regulations will come into effect in relation to the financial statements that are presented to them.

Therefore, through Resolution No. 777/18, the CNV established the method to restate financial statements in current currency in accordance with IAS 29 for years/periods ended since December 31, 2018. Therefore, these unaudited financial statements are restated in current currency of March 31, 2020.

In relation to the inflation index to be used, according to Resolution No. 539/18, it was determined according to the Internal Wholesale Price Index (IWPI) until the year 2016, considering for the months of November and December 2015 the average variation of the Consumer Price Index (CPI) of the City of Buenos Aires. Then, from January 2017, the National Consumer Price Index (National CPI) was considered.

The table below shows the evolution of these indexes in the last two years and as of March 31, 2020 and 2019 according to official statistics (INDEC) in accordance with Resolution No. 539/18:

	As of December 31, 2018	As of March 31, 2019	As of December 31, 2019	As of March 31, 2020

National Consumer Price Index (December 2016=100)	184.26	205.96	283.44	305.55
Variation in Prices
Annual	47.6%	54.8%	53.8%	48.3%
Accumulated 3 years	147.8%	136.4%	183.2%	187.1%
Accumulated 3 months since December 2018 / 2019	n/a	11.8%	n/a	7.8%

Banco Nación US$/$ exchange rate	37.70	43.35	59.89	64.47
Exchange rate annual variation	102.1%	115.1%	58.9%	48.7%

The Company followed the same restatement policies for items identified in the annual consolidated financial statements as of December 31, 2019. The main foreign currency exchange gains (losses) and accrued interest are determined in real terms, excluding the inflationary effect contained therein.

TELECOM ARGENTINA S.A.

NOTE 2 – CASH AND CASH EQUIVALENTS AND INVESTMENTS. ADDITIONAL INFORMATION ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS

a)           Cash and cash equivalents and Investments

Cash and cash equivalents and investments consist of the following:

	March 31,	December 31,
Cash and cash equivalents	2020	2019
Cash and Banks	2,591	1,852
Time deposits	176	758
Mutual funds	32,438	24,967
Total cash and cash equivalents	35,205	27,577
Investments
Current
Government bonds at fair value (a)	643	320
Government bonds at amortized cost (b)	198	142
Mutual funds	64	68
Allowance for credit risk (c)	(98)	(68)
Total current investments	807	462
Non- current
Government bonds at amortized cost (b)	2,005	2,130
Investments in associates (d)	1,311	1,213
2003 Telecommunications Fund	1	1
Allowance for credit risk (c)	(990)	(1,055)
Total non-current investments	2,327	2,289

(a)          These bonds were given in warranty of securities’ cautions as of March 31, 2020 and December 31, 2019, respectively.

(b)          Includes $1,222 that were given in warranty of securities’ cautions as of March 31, 2020.

(c)          Constituted following the expected credit losses parameters provided by IFRS 9 as a consequence of a significant increase in these financial instruments’ credit risk.

(d)         Information on Investments in associates is detailed below:

Financial position information:

Companies	Main activity	Country	Percentage of capital stock owned and voting rights	Valuation as of 03.31.2020	Valuation as of 12.31.2019
Ver T.V. S.A. (1)	Cable televisión station	Argentina	49.00	741	671
Teledifusora San Miguel Arcángel S.A. (1) (2) (3)	Cable televisión station	Argentina	50.10	293	272
La Capital Cable S.A. (1) (2)	Closed-circuit television	Argentina	50.00	271	264
Other minor investments in associates at equity method				6	6
Total				1,311	1,213

(1)         Data about the issuer arise from extra-accounting information.

(2)         Direct and indirect interest.

(3)         Despite owning a percentage higher than a 50% of interest, the Company does not have the control in accordance with the requirements of IFRS.

Earnings information:

	Three-months periods ended March 31,
	2020	2019
Ver T.V. S.A.	66	108
Teledifusora San Miguel Arcángel S.A.	19	44
La Capital Cable S.A.	7	1
Total	92	153

Movements in the allowance of current credit risk are as follows:

	Three-months periods ended March 31,
	2020	2019
At the beginning of the fiscal year	(68)	-
Reclassifications	(65)	-
Uses (includes RECPAM)	35	-
At the end of the year	(98)	-

TELECOM ARGENTINA S.A.

Movements in the allowance of non-current credit risk are as follows:

	Three-months periods ended March 31,
	2020	2019
At the beginning of the fiscal year	(1,055)	-
Additions – Exchange differences	(75)	-
Reclassifications	65	-
Uses (includes RECPAM)	75	-
At the end of the year	(990)	-

b)          Additional information on the consolidated statements of cash flows

The Company applies the indirect method to reconcile the net income for the year with the cash flows generated by its operations.

For purposes of the preparation of the consolidated statements of cash flows, cash and cash equivalents comprise cash, bank and short-term highly liquid investments (with a maturity of three months or less). Bank overdrafts are disclosed in the statement of financial position as current financial debts and its flows in the consolidated cash flow statements as proceed and payment of financial debt, because they are part of the short-term financial permanent structure of Telecom Argentina and its subsidiaries.

Changes in assets/liabilities components:

	March 31,
Net (increase) decrease in assets	2020	2019
Trade receivables	(3,058)	2,300
Other receivables	(2,431)	1,413
Inventories	252	(119)
	(5,237)	3,594
Net decrease in liabilities
Trade payables	(20)	(4,548)
Salaries and social security payables	(3,637)	(1,022)
Taxes payables	(458)	(3,083)
Other liabilities and provisions	(746)	(794)
	(4,861)	(9,447)

Main Financing activities components

The following table presents the main financing activities components:

Bank overdrafts	832	15
Notes	5,619	1,498
Bank and other financial entities loans	13,522	16,871
Loans for purchase of equipment	1,606	-
Total financial debt proceeds	21,579	18,384
Bank overdrafts	-	(1,464)
Notes	(29)	-
Bank and other financial entities loans	(12,023)	(16,044)
Loans for purchase of equipment	(379)	(357)
Total payment of debt	(12,431)	(17,865)
Bank overdrafts	(1,641)	(142)
Notes	(1,012)	-
Bank and other financial entities loans	(2,335)	(2,251)
By NDF, purchase of equipment and others	(14)	420
Total payment of interest and related expenses	(5,002)	(1,973)

Main non-cash operating transactions

Main non-cash operating transactions and that were eliminated from the consolidated statement of cash flows are the following:

	March 31,
	2020	2019
PP&E and intangible assets acquisition financed with accounts payable	14,781	11,774
	14,781	11,774

TELECOM ARGENTINA S.A.

Dividends proceeds

Brief information on dividends proceeds by the Company is provided below:

Three-months periods ended March 31,	Associate Company	Dividends collected
		Currency of the transaction date	Current currency as of March 31, 2020
2020	Ver TV	15	15
	TSMA	7	7
		22	22
2019	Ver TV	55	82
	TSMA	23	34
		78	116

Additional information required by IAS 7

	Balances as of December 31, 2019	Cash Flows	Accrued interests	Exchange differences, currency translation adjustments and others	Balances as of March 31, 2020
Bank overdrafts	10,467	832	-	(551)	10,748
Securities’ caution - principal	332	753	-	(55)	1,030
Bank and other financial entities loans – principal	75,660	746	-	13	76,419
Notes – principal	43,686	5,590	-	(813)	48,463
NDF	404	(23)	-	440	821
Loans for purchase of equipment	4,517	1,227	-	(164)	5,580
Accrued interests and related expenses	28,785	(5,116)	3,166	1,233	28,068
Total current and non-current financial debt (Note 11)	163,851	4,009	3,166	103	171,129

	Balances as of December 31, 2018	Cash Flows	Accrued interests	Exchange differences, currency translation adjustments and Others	Balances as of March 31, 2019
Bank overdrafts	3,774	(1,449)	-	(193)	2,132
Bank and other financial entities loans – principal	78,282	827	-	615	79,724
Notes – principal	31,229	1,498	-	(2,379)	30,348
NDF	166	(515)	-	349	-
Loans for purchase of equipment	3,448	(357)	-	36	3,127
Accrued interests and related expenses	14,629	(2,442)	2,331	5,626	20,144
Total current and non-current financial debt	131,528	(2,438)	2,331	4,054	135,475

NOTE 3 – TRADE RECEIVABLES

	March 31,	December 31,
Current Trade receivables	2020	2019
Ordinary receivables	24,718	23,134
Contractual asset IFRS 15	103	130
Companies under section 33 - Law No. 19,550 and related parties (Note 24.c)	131	147
Allowance for doubtful accounts	(5,966)	(5,123)
	18,986	18,288
Non-current trade receivables
Ordinary receivables	48	57
Contractual asset IFRS 15	15	32
	63	89
Total trade receivables, net	19,049	18,377

Movements in the allowance for current doubtful accounts are as follows:

	March 31,
	2020	2019
At the beginning of the fiscal year	(5,123)	(4,392)
Additions – Bad debt expenses	(2,248)	(2,147)
Uses and currency translation adjustments (includes RECPAM)	1,405	1,237
At the end of the period	(5,966)	(5,302)

TELECOM ARGENTINA S.A.

NOTE 4 – OTHER RECEIVABLES

	March 31,	December 31,
Current other receivables	2020	2019
Prepaid expenses	2,638	1,267
Tax credits	2,702	2,045
Financial NDF	4	176
Companies under section 33 - Law No. 19,550 and related parties (Note 24.c)	141	124
Receivables from sale of customer relationship	23	25
Other	943	1,348
Allowance for other receivables	(43)	(37)
	6,408	4,948
Non-current other receivables
Prepaid expenses	345	235
Tax credits	859	926
Regulatory Credits (Núcleo)	220	224
Receivables from sale of customer relationship	62	67
Other	276	362
	1,762	1,814
Total other receivables	8,170	6,762

Movements in the allowance for current other receivables are as follows:

	March 31,
	2020	2019
At the beginning of the year	(37)	(25)
Increases	(29)	(1)
Uses (includes RECPAM)	23	-
At the end of the period	(43)	(26)

NOTE 5 – INVENTORIES

	March 31,	December 31,
	2020	2019
Mobile handsets and others	2,073	2,424
Radio equipment and others	2	1
Fixed telephones and equipment	26	71
Inventories for construction projects	1,211	1,211
Subtotal	3,312	3,707
Allowance for obsolescence of inventories	(321)	(244)
	2,991	3,463

Movements in the allowance for obsolescence of inventories are as follows:

	March 31,
	2020	2019
At the beginning of the year	(244)	(221)
Additions	(74)	-
Uses (includes RECPAM)	(3)	22
At the end of the period	(321)	(199)

NOTE 6 – GOODWILL

	March 31,	December 31,
	2020	2019
Argentina	198,464	198,464
Abroad (1)	952	1,117
	199,416	199,581

(1)             The decrease in the amounts with respect to balance as of December 31, 2019 corresponds to temporary currency translation adjustments.

TELECOM ARGENTINA S.A.

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT

	March 31,	December 31,
	2020	2019
PP&E	262,521	267,672
Valuation allowance for obsolescence and impairment of materials	(1,822)	(1,623)
Impairment of PP&E	(814)	(865)
	259,885	265,184

Movements in PP&E (without allowance for obsolescence and impairment of materials and impairment of PP&E) are as follows:

	March 31,
	2020	2019
At the beginning of the year	267,672	250,422
CAPEX	8,330	11,484
Currency translation adjustments	(349)	(189)
Net carrying value of decreases and consumption of materials	(119)	(90)
Depreciation of the period	(13,013)	(11,634)
At the end of the period	262,521	249,993

Movements in the valuation allowance for obsolescence and impairment of materials are as follows:

	March 31,
	2020	2019
At the beginning of the year	(1,623)	(595)
Additions	(202)	(67)
Uses (includes RECPAM)	3	-
At the end of the period	(1,822)	(662)

Movements in the impairment of PP&E are as follows:

	March 31,
	2020	2019
At the beginning of the year	(865)	(552)
Recoveries (Additions) (includes RECPAM)	51	(156)
At the end of the period	(814)	(708)

NOTE 8 – INTANGIBLE ASSETS

	March 31,	December 31,
	2020	2019
Intangible assets	92,224	94,054
Impairment	(4,969)	(5,003)
	87,255	89,051

Movements in Intangible assets (without considering impairment of Intangible assets) are as follows:

	March 31,
	2020	2019
At the beginning of the year	94,054	101,306
CAPEX	382	442
Currency translation adjustments	(68)	(28)
Amortization of the period	(2,144)	(2,135)
At the end of the period	92,224	99,585

Movements in Impairment of intangible assets are as follows:

	March 31,
	2020	2019
At the beginning of the year	(5,003)	(2,693)
Recoveries (includes RECPAM)	34	-
At the end of the period	(4,969)	(2,693)

NOTE 9 – RIGHT OF USE ASSETS

	March 31,	December 31,
	2020	2019
Leases rights of use	9,532	9,325
Indefeasible right of use	618	583
Asset retirement obligations	251	273
	10,401	10,181

TELECOM ARGENTINA S.A.

Movements in right of use assets are as follows:

	March 31,
	2020	2019
At the beginning of the year	10,181	940
Incorporation by adoption of IFRS 16	-	7,001
CAPEX	1,273	1,520
Net carrying value of decreases	(60)	-
Currency translation adjustments	41	(31)
Amortization of the period	(1,034)	(945)
At the end of the period	10,401	8,485

NOTE 10 – TRADE PAYABLES

	March 31,	December 31,
Current	2020	2019
Suppliers and commercial accruals	29,959	33,506
Companies under Sect. 33–Law No. 19,550 and Related Parties (Note 24.c)	885	950
	30,844	34,456
Non-current
Suppliers and commercial accruals	3,268	2,539
	3,268	2,539
Total trade payables	34,112	36,995

NOTE 11 – FINANCIAL DEBT

	March 31,	December 31,
Current	2020	2019
Bank overdrafts – principal	10,748	10,467
Securities’ caution - principal	1,030	332
Bank and other financial entities loans – principal	17,205	14,552
Notes – principal	2,360	-
NDF	782	389
Loans for purchase of equipment	1,809	1,617
Accrued interest and related expenses	11,571	10,675
	45,505	38,032
Non-current
Notes – principal	46,103	43,686
Bank and other financial entities loans – principal	59,214	61,108
NDF	39	15
Loans for purchase of equipment	3,771	2,900
Accrued interest and related expenses	16,497	18,110
	125,624	125,819
Total financial debt	171,129	163,851

Most of the bank and other financing entities loans subscribed by the Company contain standard compliance ratios for this kind of agreements. As of March 31, 2020, Telecom has complied with them. Recent developments of such loans as of the date of these consolidated financial statements are detailed below:

Bank and other financing entities loans

Pre-cancellation of Term Loan

On October 17, 2018, Telecom had requested a disbursement of US$500 million in relation to the loan agreement with Citibank, N.A., HSBC Mexico, S.A.,Multiple Banking Institution, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch, JPMorgan Chase Bank, N.A. and Banco Santander, S.A., in its capacity as lenders and organizers, Citibank N.A. as an administrative agent and the Citibank N.A. branch established in Argentina, as agent of local custody, for a term of 48 months.

On February 12, 2020, Telecom proceeded to a partial pre-cancellation of the loan paying US$50.3 million (US$50 million of capital and US$0.3 million of interest). In addition, on March 30, 2020, Telecom proceeded to a partial pre-cancellation of the loan paying US$60.8 million (US$60 million of capital and US$0.8 million of interest).

As of March 31, 2020, an amount of US$140.5 million remained unpaid (equivalent to $9,059).

TELECOM ARGENTINA S.A.

IDB Loan

On May 29, 2019 the Company subscribed a loan agreement with the Inter-American Development Bank (IDB invest) for a total amount of up to US$300 million.

On February 4, 2020 the Company subscribed a supplement to the original loan agreement with the IDB invest for a total amount of US$125 million. This supplement is composed of: i) a first tranch of US$50 million maturing on November 15, 2023 bearing interest of LIBOR plus 4.6 percentage points which will be cancelled in 8 consecutive semiannual installments since May 2020, and ii) a second tranch of US$75 million maturing on November 15, 2022 bearing interest of LIBOR plus a variable spread of 7% to 7.75% which will be cancelled in 6 consecutive semiannual installments since May 2020. The Company received a disbursement for a total amount of US$123.4 million, since US$1.6 million, corresponding to debt issuance expenses, were deducted from the initial disbursement.

As of March 31, 2020, an amount of US$225.9 million remained unpaid (equivalent to $14,564).

On April 7, 2020, the Company received a new disbursement for a total amount of US$25 million maturing on November 15, 2022. The Company received US$24.6 million since US$0.4 million corresponding to debt issuance expenses were deducted.

Bank Macro Loan

On March 16, 2020 the Company subscribed a loan agreement with Banco Macro S.A for a total amount of $4,000. Total capital will be settled by one payment at maturity date, which will be on September 16, 2021. The loan bears interest in a quarterly basis from its issuance date until its maturity date at a variable annual rate equivalent to Badlar plus spread of 6.75%.

As of March 31, 2020, an amount of $4,019 remained unpaid.

Other loans

a)           On January 7, 2020 Telecom proceeded to the total cancellation of a loan agreement with the Bank Macro, by paying US$4.6 million (US$4.4 million of capital and US$0.2 million of interest).

b)          On February 6, 2020 the Company proceeded to the total cancellation of a loan agreement with the Bank Itaú for financing imports, by paying US$1.08 million (US$1.07 million of capital and US$0.01 million of interest).

Global Programs for the issuance of Notes

Telecom Argentina

In connection with the Notes Global Program for a maximum outstanding amount of US$3,000 million or its equivalent in other currencies, on January 23, 2020, the Company informed CNV about the renewal of the period of placement of Notes in two series for a total amount of nominal value of $1,500, that can be increased to $5,000. The funds received will be used for working capital and refinancing liabilities.

The amount of the Notes finally issued and its main characteristics are detailed below:

Series 3

Issuance date: January 31, 2020.

Amount involved: $3,196,524,154.

Expiration Date: January 31, 2021.

Amortization: Capital will be settled by one payment in an amount equal to 100% of total capital, payable on its maturity date.

Interest rate and Payment Date: It bears interest in a quarterly basis from its issuance date until its maturity date at a variable annual rate (Badlar plus spread of 4.75%). Interest will be paid quarterly and the last interest payment date will be maturity date.

Series 4

Issuance date: January 31, 2020.

Amount involved: $1,200,229,180.

Expiration Date: July 31, 2021.

TELECOM ARGENTINA S.A.

Amortization: Capital will be settled by one payment in an amount equal to 100% of total capital, payable on its maturity date.

Interest rate and Payment Date: It bears interest in a quarterly basis from its issuance date until its maturity date at a variable annual rate (Badlar plus spread of 5.25%). Interest will be paid quarterly and the last interest payment date will be maturity date.

The Company received a disbursement for a total amount of $4,374, since $23 corresponding to debt issuance expenses were deducted from the initial disbursement.

Núcleo

The Extraordinary Shareholders’ Meeting of Núcleo held on April 24, 2018 amended its bylaws in order to adapt them to the regulations of the securities market, becoming Núcleo in a Public Limited Company (SAE).

On January 4, 2019, Núcleo requested the National Securities Commission and the Stock and Products Exchange of Asunción to register the Global Issuance Program that foresees the issuance of Notes for an amount of up to 500,000,000,000 of Guaraníes (approximately $3,200 as of such date) under the conditions that are defined by the Board of Directors in each series. On February 5, 2019, the National Securities Commission of Paraguay authorized the Program, under Resolution N° 11E/19.

Under such Program, Núcleo issued a new Series of Notes with the following conditions:

Series III

Issuance date: March 12, 2020.

Amount involved: 100,000,000,000 of Guaraníes (approximately $948 as of the date of issuance).

Expiration Date: 60 months from its issuance date.

Amortization: Capital will be settled by one payment in an amount equal to 100% of total capital, payable on its maturity date (March 11, 2025).

Interest rate: It bears interest from its issuance date until its maturity date at a fixed annual rate of 8.75%.

Interest Payment Date: Interest will be paid quarterly in arrears since issuance date. The last interest payment date will be at the maturity date.

Loans for purchase of equipment

Finnvera

On May 7, 2019, the Company submitted a proposal for an export credit line for a total amount of up to US$96 million to the following entities: (i) Banco Santander, S.A. and JPMorgan Chase Bank, N.A., London Branch, as initial lenders, lead coordinators and guarantors of residual risk, (ii) JPMorgan Chase Bank, N.A., London Branch, as a financing agent and ECA bank, (iii) Banco Santander, S.A. as a bank of documentation and (iv) Banco Santander Río S.A. as a local custody agent, which was accepted on the same date. The line of credit is guaranteed by Finnvera plc, the official export credit agency of Finland, which granted a bond in favor of the lenders subject to certain terms and conditions.

On March 5, 2020, the Company received a disbursement for a total amount of US$10.5 million. This loan will be payable in 13 consecutive semiannual installments from November 2020 with maturity date in November 2026 and accrues an interest rate equivalent to LIBO plus 1.04%.

As of March 31, 2020, an amount of US$62.7 million remained unpaid (equivalent to $4,041).

Cisco Systems Capital Corporation

The Company has debt agreements related to purchase equipment financing with Cisco. During the three-month period ended March 31, 2020 the Company received from Cisco Systems Capital Corporation, additional financing amounting to approximately US$25.3 million under these agreements. Such agreements have an average maturity term of fifty months with partial repayments and accrue an average annual interest of 4%.

As of March 31, 2020, an amount of US$92.6 million remained unpaid (equivalent to $5,969).

TELECOM ARGENTINA S.A.

Fair Value of Financial Debt

As of March 31, 2020, fair value of financial debt is as follows:

	Carrying Value	Fair Value

Notes	63,275	53,018
Other financial debts	107,854	105,850
	171,129	158,868

NOTE 12 – SALARIES AND SOCIAL SECURITY PAYABLES

	March 31,	December 31,
	2020	2019
Current
Salaries, annual complementary salaries, vacation and bonuses	4,618	7,937
Social security payables	1,898	2,003
Termination benefits	605	776
	7,121	10,716
Non-current
Termination benefits	869	928
	869	928
Total salaries and social security payables	7,990	11,644

NOTE 13 – DEFERRED INCOME TAX ASSETS/LIABILITIES

Deferred Income tax assets and liabilities, net and the actions for recourse tax receivable are presented below:

	March 31,	December 31,
	2020	2019
Tax carryforward	(6,291)	(9,260)
Allowance for doubtful accounts	(1,752)	(1,631)
Provisions	(1,463)	(1,648)
PP&E and Intangible assets	55,899	55,972
Cash dividends from foreign companies	537	555
Income tax inflation adjustment effect	12,353	13,309
Other deferred tax liabilities (assets), net	(487)	(24)
Total deferred tax liabilities, net	58,796	57,273
Actions for recourse tax receivable	(870)	(938)
Total deferred tax liability, net	(*) 57,926	56,335

Net deferred tax assets	(294)	(316)
Net deferred tax liabilities	58,220	56,651

(*) Includes $28 of currency translation adjustments on foreign subsidiaries’ initial balances.

As of March 31, 2020, the Company and some subsidiaries have a cumulative Tax carryforward of approximately $20,970, calculated considering statutory income tax rate that represents a deferred tax asset of approximately $6,291.

The detail of the maturities of estimated Tax carryforward is disclosed below:

Company	Tax carryforward generation year	Tax carryforward amount as of 12.31.2019	Tax carryforward expiration year
Inter Radios	2015	6	2020
Inter Radios	2017	2	2022
Inter Radios	2018	2	2023
Telecom Argentina	2018	7,175	2023
Telecom Argentina	2019	13,502	2024
Adesol	2019	283	2024
		20,970

TELECOM ARGENTINA S.A.

Income tax expense differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	March 31,
	2020	2019
	Profit (loss)
Pre-tax income	4,334	6,976
Non-taxable items - Earnings from associates	(92)	(153)
Non-taxable items – costs valuation differences’ of foreign investments	(4,338)	-
Non-taxable items – Other	(444)	21
Restatement in current currency of Equity, goodwill and other	13,756	28,770
Subtotal	13,216	35,614
Weighted statutory income tax rate	25.3%	25.5%
Income tax expense at weighted statutory tax rate	(3,343)	(9,084)
Deferred tax liability restatement in current currency and other	4,520	4,029
Income tax inflation adjustment	(2,857)	-
Income tax on cash dividends of foreign companies	(13)	(24)
Income tax expense	(1,693)	(5,079)

Current tax expense	(43)	(62)
Deferred tax expense	(1,650)	(5,017)

NOTE 14 – TAXES PAYABLES

	March 31,	December 31,
Current	2020	2019
Income tax (*)	70	38
Other national taxes	2,229	2,764
Provincial taxes	45	324
Municipal taxes	422	445
	2,766	3,571
Non- current
Provincial taxes	12	15
	12	15
Total taxes payables	2,778	3,586

(*) The breakdown is as follows:

	March 31,	December 31,
	2020	2019
Núcleo	42	7
Adesol	21	29
Telecom USA	4	-
AVC Continente Audiovisual	2	1
Cable Imagen	1	1
	70	38

NOTE 15 – LEASES LIABILITIES

	March 31,	December 31,
	2020	2019
Current
Argentina	2,634	2,529
Abroad	257	316
	2,891	2,845
Non- current
Argentina	3,400	3,252
Abroad	780	706
	4,180	3,958
Total leases liabilities	7,071	6,803

TELECOM ARGENTINA S.A.

NOTE 16 – OTHER LIABILITIES

	March 31,	December 31,
Current	2020	2019
Deferred revenues on prepaid calling cards	708	766
Deferred revenues on connection fees and international capacity leases	121	142
Deferred revenues on construction projects	28	40
Mobile customer loyalty programs	272	309
Compensation for directors and members of the Supervisory Committee	86	83
Companies under Sect. 33–Law No. 19,550 and Related Parties (Note 24.c)	3	3
Other	402	440
	1,620	1,783
Non-current
Deferred revenues on connection fees and international capacity leases	250	282
Pension benefits	385	353
Mobile customer loyalty programs	568	508
Other	443	500
	1,646	1,643
Total other liabilities	3,266	3,426

NOTE 17 – PROVISIONS

Movements in Provisions are as follows:

	Balances as of December 31, 2019	Additions			Decreases (iii)	Balances as of March 31, 2020
		Capital (i)	Interest (ii)	Reclassifications
Current
Provisions	1,284	-	-	283	(426)	1,141
Total current provisions	1,284	-	-	283	(426)	1,141
Non- Current
Provisions	4,306	52	242	(283)	(303)	4,014
Asset retirement obligations	684	-	58	-	(79)	663
Total non-current provisions	4,990	52	300	(283)	(382)	4,677

Total provisions	6,274	52	300	-	(iv) (808)	5,818

(i)               $53 charged to Other operating expenses and ($1) charged to Other comprehensive income.

(ii)             Charged to Other finance costs, net, interest for provisions line item.

(iii)           Includes RECPAM

(iv)           Includes ($349) of payments of provisions.

	Balances as of December 31, 2018	Additions			Decreases (iii)	Balances as of March 31, 2019
		Capital (i)	Interest (ii)	Reclassifications
Current
Provisions	1,234	156	-	277	(430)	1,237
Total current provisions	1,234	156	-	277	(430)	1,237
Non- Current
Provisions	4,928	261	329	(277)	(525)	4,716
Asset retirement obligations	823	-	73	-	(89)	807
Total non-current provisions	5,751	261	402	(277)	(614)	5,523

Total provisions	6,985	417	402	-	(iv) (1,044)	6,760

(i)               Charged to Other operating expenses.

(ii)             Charged to Other finance costs, net, interest for provisions line item.

(iii)           Includes RECPAM

(iv)           Includes ($312) of payments of provisions.

Possible Contingencies

Resolution No. 50/10 and subsequent ones of the Secretariat of Domestic Trade of the Nation (“SCI”)

SCI Resolution No. 50/10 approved certain rules to commercialize pay television services. These rules provide that cable television operators must apply a formula to calculate their monthly subscription prices. The price arising from the application of the formula was to be informed to the Office of Business Loyalty (Dirección de Lealtad Comercial), having cable television operators to adjust such amount semi-annually and informing the result of such adjustment to such Office. The Company filed an administrative appeal against Resolution No. 50/10 requesting the suspension of its effects and its nullification.

TELECOM ARGENTINA S.A.

Additionally, according to the decision issued on August 1, 2011 in judicial cause “LA CAPITAL CABLE S.A. V. Ministerio de Economía-Secretaría de Comercio Interior de la Nación”, the Federal Court of Appeals of the City of Mar del Plata has ordered the SCI to suspend the application of Resolution No. 50/10 with respect to all cable television licensees represented by the Argentine Cable Television Association (“ATVC”). The precautionary measure ordered by the Court of Mar del Plata was notified to the SCI and the Ministry of Economy on September 12, 2011 and became fully effective. The National Government filed an appeal against the decision issued by the Court of Mar del Plata. Such appeal was dismissed, for which the National Government filed a direct appeal to the Supreme Court, which was also dismissed.

Notwithstanding the foregoing, between March 2011 and October 2014 successive resolutions were published in the Official Gazette based on Resolution 50/10 that regulated the prices that Cablevision should charge in monthly basis fees to users. These resolutions were challenged and suspended due to the aforementioned injunction. However, each Resolution had a valid period of three to six months, with the last one expiring in October 2014.

In September 2014, the Court issued a decision in judicial cause “Municipalidad de Berazategui V. Cablevisión” ordering the remission of the cases relating to these resolutions to the jurisdiction of the Court of Mar del Plata, that had issued the decision on the collective action in favor of ATVC. Currently, all judicial causes related to this issue are processed in the Federal Justice of Mar del Plata.

In April 2019, La Capital Cable S.A. was notified of the resolution issued by the Federal Court No. 2 of Mar del Plata in which declared the unconstitutionality of certain sections of a law on which the SCI was based for the issuance of Resolution No. 50/10 and the successive resolutions. The declaration of unconstitutionality means that these resolutions are not applicable to La Capital Cable and the companies grouped by ATVC. However, the National Government filed an appeal against that resolution.

On December 26, 2019, the Federal Court of Mar del Plata rejected the grievances of the National Government and confirmed the decision rendered by the court of first instance which declared the unconstitutionality of the sections of the law based on which the SCI issued Resolution No. 50/10 and the subsequent resolutions. However, the National Government could file an appeal against the decision issued by the Court of Mar del Plata.

These consolidated financial statements should be read considering the circumstances described and the decisions made based on these consolidated financial statements should consider the potential impact that such circumstances may have on the Company and its subsidiaries.

NOTE 18 – ADDITIONAL INFORMATION

Aging of assets and liabilities as of March 31, 2020

Date due	Cash and cash equivalents	Investments	Trade receivables	Other receivables	Deferred income tax assets
Total due	-	-	10,814	19	-
Not due
Second quarter 2020	35,205	729	7,269	4,144	-
Third quarter 2020	-	13	426	490	-
Fourth quarter 2020	-	22	327	308	-
First quarter 2021	-	43	150	1,447	-
April 2021 thru March 2022	-	763	63	1,189	-
April 2022 thru March 2023	-	64	-	151	-
April 2023 and thereafter	-	188	-	115	-
Not due date established	-	1	-	307	294
Total not due	35,205	1,823	8,235	8,151	294
Total	35,205	1,823	19,049	8,170	294

Balances bearing interest	176	1,758	1,317	-	-
Balances not bearing interest	35,029	65	17,732	8,170	294
Total	35,205	1,823	19,049	8,170	294

Average annual interest rate (%)	(a)	(b)	(c)	-	-

(a)       Assets in argentine pesos bearing interests at annual rates between 0.05% and 2.25%.

(b)       Assets in foreign currency bearing interests at annual rates between 1.50% and 6.19%.

(c)       $1,105 bear interests at annual rate of 56.7%, $175 bear interests at annual rate of 36% and $37 bear interests at annual rate of 47%.

TELECOM ARGENTINA S.A.

Date due	Trade payables	Financial debt	Salaries and social security payables	Other taxes payables	Leases liabilities	Other liabilities	Deferred income tax liabilities
Total due	1,774	-	-	-	-	-	-
Not due
Second quarter 2020	27,665	15,570	3,683	2,717	1,458	1,138	-
Third quarter 2020	235	9,066	1,177	3	482	161	-
Fourth quarter 2020	807	6,353	1,140	3	559	161	-
First quarter 2021	363	14,516	1,121	43	392	160	-
April 2021 thru March 2022	2,975	60,277	386	10	2,024	810	-
April 2022 thru March 2023	234	30,503	241	2	718	161	-
April 2023 and thereafter	59	34,844	242	-	1,438	675	-
Not due date established	-	-	-	-	-	-	58,220
Total not due	32,338	171,129	7,990	2,778	7,071	3,266	58,220
Total	34,112	171,129	7,990	2,778	7,071	3,266	58,220

Balances bearing interest	-	142,240	-	22	-	-	-
Balances not bearing interest	34,112	28,889	7,990	2,756	7,071	3,266	58,220
Total	34,112	171,129	7,990	2,778	7,071	3,266	58,220

Average annual interest rate (%)	-	(d)	-	18.0	-	-	-

(d)              Liabilities in argentine pesos bear interests at the following annual rates: $1,031 bear at 9.06% and $19,511 bear between 36.25% and 49.33%. The remaining liabilities are liabilities in U.S. dollars bearing interests at annual rates between 2.99% and 8.42% and liabilities in guaraníes bearing interests at an average annual rate of 8.20%.

Foreign currency financial assets and liabilities

Financial assets and liabilities denominated in foreign currencies as of March 31, 2020 and December 31, 2019 are the following:

	03.31.2020	12.31.2019
	In equivalent millions of Argentine pesos
Assets	38,258	33,904
Liabilities	(182,457)	(182,312)
Net Liabilities	(144,199)	(148,408)

In order to reduce this net position (debt) in foreign currency, Telecom has NDF as of March 31, 2020 amounting to US$105 million, therefore the net liability not hedged amounts to approximately US$2,130 million at that date.

Offsetting of financial assets and financial liabilities

The information required by the amendment to IFRS 7 as of March 31, 2020 and December 31, 2019 is as follows:

	As of March 31, 2020
	Trade receivables	Other receivables	Trade payables	Other liabilities
Current and noncurrent assets (liabilities) - Gross value	19,523	1,297	(34,586)	(373)
Offsetting	(474)	(72)	474	72
Current and noncurrent assets (liabilities) – Booked value	19,049	1,225	(34,112)	(301)

	As of December 31, 2019
	Trade receivables	Other receivables	Trade payables	Other liabilities
Current and noncurrent assets (liabilities) - Gross value	18,549	1,750	(37,167)	(369)
Offsetting	(172)	(55)	172	55
Current and noncurrent assets (liabilities) – Booked value	18,377	1,695	(36,995)	(314)

Telecom and its subsidiaries offset the financial assets and liabilities to the extent that such offsetting is provided by offsetting agreements and provided that it is intended to make such offsetting, in accordance with requirements established in IAS 32. The main financial assets and liabilities offset correspond to transactions with other national and foreign operators including interconnection and Roaming (being offsetting a standard practice in the telecommunications industry at the international level that Telecom and its subsidiaries apply regularly). Offsetting is also applied to transactions with agents.

NOTE 19 – COMMITMENTS

The Company has entered into various purchase orders with domestic and foreign suppliers amounting to approximately $53,504 as of March 31, 2020 (of which $12,549 corresponds to PP&E commitments), primarily related to the supply of switching equipment, inventory, external wiring, infrastructure agreements, and other service agreements.

TELECOM ARGENTINA S.A.

NOTE 20 – EQUITY

Equity includes:

	March 31,	December 31,
	2020	2019
Equity attributable to Controlling Company	330,433	328,874
Equity attributable to non-controlling interest	4,983	5,139
Total equity	335,416	334,013

As of March 31, 2020 and December 31, 2019, the total capital stock of Telecom Argentina amounted to $2,153,688,011, represented by the same number of common book-entry shares with nominal value of $1 peso, as detailed below:

Class of Shares	Total
Class “A”	683,856,600
Class “B”	628,051,575
Class “C”	113,178
Class “D”	841,666,658
Total	2,153,688,011

As of the date of these financial statements, all the shares of Telecom Argentina are authorized by the CNV for public offering.

Class B Shares are listed and traded on the leading companies’ panel of the BYMA and the American Depositary Shares (ADS) representing 5 Class “B” shares of the Company are traded on the NYSE under the symbol TEO.

NOTE 21 – REVENUES

Revenues include:

	Three-month periods ended March 31,
	2020	2019
Mobile Services	23,127	21,967
Internet Services	13,656	15,055
Cable Television Services	13,120	14,199
Fixed and Data Services	9,478	10,180
Other services revenues	178	171
Subtotal Services revenues	59,559	61,572
Equipment revenues	3,203	4,163
Total Revenues	62,762	65,735

NOTE 22 – OPERATING EXPENSES

Operating expenses disclosed by nature of expense amounted to $56,996 and $59,069 for the three-month periods ended March 31, 2020 and 2019, respectively. The main components of the operating expenses are the following:

	Three-month periods ended March 31,
	2020	2019
Employee benefit expenses and severance payments	Profit (loss)
Salaries, social security expenses and benefits	(10,729)	(11,638)
Severance indemnities	(766)	(1,127)
Other employee expenses	(229)	(260)
	(11,724)	(13,025)
Fees for services, maintenance, materials and supplies
Maintenance and materials	(3,907)	(3,933)
Fees for services	(2,939)	(2,707)
Directors and Supervisory Committee’s fees	(33)	(39)
	(6,879)	(6,679)
Taxes and fees with the Regulatory Authority
Turnover tax	(2,267)	(2,389)
Municipal taxes	(636)	(698)
Other taxes and fees	(1,875)	(2,078)
	(4,778)	(5,165)

TELECOM ARGENTINA S.A.

	Three-month periods ended March 31,
	2020	2019
Cost of equipment and handsets	Profit (loss)
Inventory balance at the beginning of the year	(3,707)	(4,779)
Plus:
Purchases	(1,920)	(3,352)
Other	65	70
Less:
Inventory balance at the end of the period	3,312	4,825
	(2,250)	(3,236)
Other operating expenses
Provisions	(53)	(417)
Rentals and internet capacity	(528)	(1,355)
Other	(1,965)	(1,255)
	(2,546)	(3,027)
Depreciation, amortization and impairment of fixed assets
Depreciation of PP&E	(13,013)	(11,634)
Amortization of intangible assets	(2,144)	(2,135)
Amortization of rights of use assets	(1,034)	(945)
Impairment of fixed assets	(68)	(108)
	(16,259)	(14,822)

Operating expenses, disclosed per function are as follows:

Concept	Operating costs	Administration costs	Commercialization costs	Total 03.31.2020	Total 03.31.2019
Employee benefit expenses and severance payments	(6,816)	(1,699)	(3,209)	(11,724)	(13,025)
Interconnection costs and other telecommunication charges	(2,016)	-	-	(2,016)	(2,174)
Fees for services, maintenance, materials and supplies	(3,181)	(1,496)	(2,202)	(6,879)	(6,679)
Taxes and fees with the Regulatory Authority	(4,735)	(18)	(25)	(4,778)	(5,165)
Commissions and advertising	-	(221)	(3,349)	(3,570)	(3,734)
Cost of equipment and handsets	(2,250)	-	-	(2,250)	(3,236)
Programming and content costs	(4,726)	-	-	(4,726)	(5,060)
Bad debt expenses	-	-	(2,248)	(2,248)	(2,147)
Other operating expenses	(1,898)	(161)	(487)	(2,546)	(3,027)
Depreciation, amortization and impairment of fixed assets	(13,293)	(1,025)	(1,941)	(16,259)	(14,822)
Total as of 03.31.2020	(38,915)	(4,620)	(13,461)	(56,996)
Total as of 03.31.2019	(40,108)	(5,288)	(13,673)		(59,069)

NOTE 23 – FINANCIAL RESULTS, NET

	Three-month periods ended March 31,
	2020	2019
	Profit (loss)
Interests on financial debts (*)	(3,208)	(2,223)
Foreign currency exchange gains (losses) on financial debts (**)	114	(3,783)
Total Debt financial expenses	(3,094)	(6,006)
Interests and gains on investments	402	774
Taxes and bank expenses	(595)	(581)
Other foreign currency exchange gains	981	1,026
Financial discounts on assets, debts and other	27	(52)
Gains on operations with notes and bonds	62	83
Interests on provisions	(300)	(402)
Financial expenses on pension benefits	(52)	(42)
RECPAM	1,055	5,370
Other	(10)	(13)
Total other financial results, net	1,570	6,163
Total financial results, net	(1,524)	157

(*) Includes ($19) and $25 corresponding to net (losses) / income generated by NDF in the three-month periods ended March 31, 2020 and 2019, respectively.

(**) Includes ($170) and $233 corresponding to net (losses) / income generated by NDF in the three-month periods ended March 31, 2020 and 2019, respectively.

TELECOM ARGENTINA S.A.

NOTE 24 - BALANCES AND TRANSACTIONS WITH COMPANIES UNDER SECTION 33 - LAW No. 19,550 AND RELATED PARTIES

a)             Controlling Company

As of March 31, 2020, CVH is the controlling company of Telecom Argentina, holding directly and indirectly 28.16% of the total capital stock of the Company. Additionally, both VLG S.A.U. and Fintech Telecom, LLC, contributed to the Voting Trust, shares representing 10.92% of the total capital of the Company so the shares subject to such agreement represent 21.84% of the total capital of the Company (the “Shares in Trust”).

According to the Voting Trust Agreement, the trustee appointed by CVH must vote the Shares in Trust as instructed or voted by CVH with respect to all issues except in respect of certain matters subject to veto under the Shareholders´ Agreement.

b)            Related Parties

For the purposes of these unaudited consolidated financial statements, related parties are those individuals or legal entities which are related to Telecom in terms of IAS 24.

c)             Balances with Companies under section 33 - Law No. 19,550 and Related Parties

•                  Companies under section 33 - Law No. 19,550 – Associates

CURRENT ASSETS	March 31,	December 31,
Other receivables	2020	2019
La Capital Cable S.A.	49	39
Teledifusora San Miguel Arcángel S.A.	17	24
Ver T.V. S.A.	43	61
	109	124
CURRENT LIABILITIES
Trade payables
Televisora Privada del Oeste S.A.	3	3
	3	3

•                  Related parties

CURRENT ASSETS	March 31,	December 31,
Trade receivables	2020	2019
Other Related parties	131	147
	131	147
Other receivables
Other Related parties	32	-
	32	-
CURRENT LIABILITIES
Trade payables
Other Related parties	885	950
	885	950

d)       Transactions with Companies under section 33 - Law No. 19,550 and related parties

•                  Companies under section 33 - Law No. 19,550– Associates

	Transaction	Three-month periods ended March 31,
		2020	2019
		Profit (loss)
		Revenues
La Capital Cable S.A.	Services revenues and other revenues	9	16
		9	16
		Operating costs
La Capital Cable S.A.	Fees for services	(12)	(10)
		(12)	(10)

•                  Related Parties

	Transaction	Three-month periods ended March 31,
		2020	2019
		Profit (loss)
		Revenues
Other Related parties	Services revenues	45	43
		45	43
		Operating costs
Other Related parties	Programming costs	(657)	(577)
Other Related parties	Editing and distribution of magazines	(144)	(185)
Other Related parties	Advisory services	(87)	(102)
Other Related parties	Advertising purchases	(72)	(74)
Other Related parties	Other purchases and commisions	(34)	(19)
		(994)	(957)

TELECOM ARGENTINA S.A.

The transactions discussed above were made on terms no less favorable to Telecom than would have been obtained from unaffiliated third parties. When Telecom’s transactions represented more than 1% of its total shareholders’ equity, they were approved according to Law No. 26,831, the Bylaws and the Executive Committees’ Faculties and Performance Regulation.

NOTE 25 – RESTRICTIONS ON DISTRIBUTION OF PROFITS

Under the LGS, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years adjustments and accumulated losses must be appropriated to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock).

NOTE 26 – IMPACT OF CORONAVIRUS IN TELECOM

By the end of December 2019, the World Health Organization (WHO) received a report of pneumonia cases originated in Wuhan, Province of Hubei, China. The report was related to the outbreak of a new virus called Coronavirus (“Covid-19”), which soon spread to several provinces of China and then to other countries. The outbreak and spread of Covid-19 has generated several consequences on businesses and economic activities at a global level.

Given the extent of the spread, several governments in the world have implemented drastic measures to restrict the movement of the population and to content the spread, including, among other things, controls at airports and other transport hubs, suspension of visas, border closure and the ban to travel to and from certain parts of the world for a period of time, closure of public and private institutions, suspension of sports events, restrictions on museums and tourist attractions, extension of vacations, and finally, the mandatory isolation of the population together with the suspension of non-essential commercial activities with a high degree of compliance. On March 11, 2020, the WHO declared Covid-19 a global pandemic.

In Argentina, the National Government imposed a series of measures aimed at reducing the movement of the population, ordering the Mandatory and Preventive Social Isolation from March 20, 2020 allowing the movement of only those people involved in the provision/production of essential services and products, among them, the provision of telecommunication, fixed and mobile Internet and digital services. Such isolation may be extended as deemed necessary according to the epidemiological situation.

Telecom provides services that are critical for society as it connects people, homes, companies and governments. The infrastructure deployed contributes to providing, through the capacity of fixed and mobile networks, essential services such as the coordination of the security forces and the health ecosystem where communications at healthcare centers and new field hospitals have been strengthened and enhanced. Additionally, we have facilitated the communication between students and teachers through virtual educational platforms, enhancing learning through different applications and boosting the access to information for all the population.

In economic terms, the services rendered by the Company favor the continuity of the activities of large, medium-and-small sized companies that are still operating, many of them remotely, boosted by online platforms so that sellers and consumers can connect and sustain consumption; cooperate with the productive processes through the implementation of home office as one of the most disruptive tools given its massive and immediate application, contributing to sustaining the economy of the country, and also because, in this context of isolation, they enable people to stay connected, entertain themselves, produce and stay informed from their homes.

Thanks to the investments in infrastructure made over the last years, Telecom has equipment and systems that enable its networks to work efficiently even with the increased use of the services it provides, both fixed and mobile connectivity, since the beginning of the Mandatory and Preventive Social Isolation.

Hence, and despite the declaration of the pandemic, the Company implemented a series of measures to ensure the continuity of operations remotely, safeguarding the health of all the personnel and of those that are part of the value chain. The main measures adopted by the Company comprise:

•     the early performance of the tasks planned for 2020 and the initiation of works to ensure the capacity of networks required to continue operating;

•     expansion of the capacity for international outgoing Internet traffic by 40% (with the possibility of increasing it further if the situation so requires) and reduction of the quality of video resolution;

•     We reach agreements to boost the links with international suppliers and IP networks;

•     early execution in public thoroughfare of infrastructure works on residential fixed data networks, enhancement of data centers and hubs and increase of the capacity of Flow’s content distribution network;

TELECOM ARGENTINA S.A.

•     expansion of the capacity of the mobile network in certain smaller locations in the provinces where there is only one network, and the continuation of preventive maintenance tasks in all our networks;

•     granting of certain benefits so that customers can take further advantage of connection options and access valuable information and educational and entertainment contents;

•     communication campaigns have been launched, with recommendations and good practices in the use of Internet to ensure a better connectivity experience;

•     since the first day of the mandatory isolation, the Company launched a campaign promoting all the digital communication channels and encouraging customers to request support through those channels. In order to handle that new flow of customers, Telecom has enhanced digital support by implementing special microsites identified as “I pay from home”;

•     in compliance with effective regulations, Telecom has recently opened commercial offices in locations with less than 100,000 inhabitants;

•     technical support was focused on preventive maintenance and repairs in public thoroughfare and on Telecom’s own infrastructure, giving priority to critical cases such as hospitals and security forces, among others;

•     in the case of new installations and repairs that have to be made inside our customers’ homes, Telecom provided technical teams with personal care and safety kits, which include special protective gear such as coveralls, gloves, face masks and special goggles, hand sanitizer and training for the proper and safe use of those elements;

•     the Crisis Committee, composed of members of top Management, started to perform its duties on a daily basis together with the assessment of sanitary experts, to address the different scenarios that may arise and for quick decision-making;

•     Remote working (“home office”) for many of our employees in business support areas was provided, even before to the Mandatory and Preventive Social Isolation pronouncement, with virtual private network access so that they can work with the same tools and security levels they have in their working places at our offices. Therefore, working teams are provided with web and mobile applications for (i) administrative and human resources tasks, (ii) access to e-learning training and (iii) communication and collaborative work spaces, virtual rooms and access to files and documentation from anywhere, in a collaborative and safe way;

•     enhancement of cleaning and disinfection at working places and environments for those tasks that cannot be performed remotely, including the vans used for providing technical support, and provision of hand washing and sanitizing methods, in addition to the distribution of personal care kits in accordance with the protocol established by the Superintendence of Labor Risks;

•     continuation of ongoing communication with unions to agree on working protocols that allow the Company to continue providing services and, at the same time, safeguard the health of our employees; and

•     ongoing communication with our strategic partners and other international operators from the countries with greater spread of the pandemic in order to understand and foresee the potential impacts on our operations.

✓              Prohibition to disconnect services in case of late or non-payment

On March 24, 2020, the PEN issued Decree No. 311/2020, whereby it provided for the temporary suspension of the disconnection of services deemed essential for the development of daily life, such as electricity, water and gas supply, fixed or mobile telephony, Internet and radio electric link or satellite link subscription television, among others, in order to guarantee the access to those essentials services.

The Decree also established that, in the case of fixed or mobile telephony, Internet and cable television services, by radio-electric link or satellite link, operators were obliged to maintain a reduced service, as established in the regulations, for a period of one hundred eighty (180) calendar days. Likewise, it established that, if users who had a prepaid mobile service or Internet service did not pay the corresponding recharge to access consumption, operators should provide a reduced service in the terms provided by the regulations. This obligation would apply until May 31, 2020.

The Ministry of Productive Development (MDP), designated as application authority, ordered the prohibition to disconnect services in case of late or non-payment under the conditions established in the general rules approved. In addition, it created a Coordination Unit, composed of a representative of each of the competent areas, in order to implement the provisions of the decree. The Coordination Unit shall issue, within a maximum term of fifteen calendar days, a report regarding the number of users that fall within the scope and the segment of users that do not fall within the scope as deemed convenient to include.

TELECOM ARGENTINA S.A.

The regulations provide that the users that fall within the scope of the decree are all those whose bills are due as from March 1, 2020 and those with a current notice of disconnection and if users have registered the service under their name before March 26, 2020.

Also, the regulations provide the monthly minimum features that will be considered as reduced services. In addition, it also set out that the measures adopted may be extended to other individual customers, simplified tax payers and civil associations that provide evidence of a decrease in their revenues.

On the other hand, ENACOM provided the information that companies providing fixed and mobile telephony, Internet and TV services, by radio-electric link or satellite link, must submit to the Regulatory Authority, also establishing, that the mentioned companies cannot suspend or disconnect services for non-payment provided to any user that is not included in the report issued by the Coordination Unit.

Furthermore, the mentioned companies must inform ENACOM all the prices established for the reduced services required to be maintained, disaggregated by type of service and under the condition that they are fair and reasonable. The prices of the reduced services must be communicated to users through the invoices, the institutional web sites and all social networks through which they communicate with their customers and/or advertise their services. The mentioned companies must also inform ENACOM of the terms and conditions and/or modalities of the payment facilities and the communication process, which must be available to users.

✓              Main Accounting Impacts

As of the date of these consolidated financial statements, the Company has not identified any significant impacts on its results as a result of the pandemic.

Despite the several difficulties that caused a slowdown or complexities in our operations; such as the increased Internet data traffic, the increase in mobile voice service, the decrease in the collection of service fees, and mainly the inconveniences to make repairs and installations inside our customers’ homes; among others, the operations are still in place and are expected to continue in spite of the difficulties.

In accordance with IAS 36, the Company has assessed if there are indicators of impairment of the recoverable value of its fixed assets. Even though the pandemic could have a significant impact in the economic activity in Argentina, what could be an impairment trigger, according to mentioned assessment, no negative impacts have been identified in the capacity of generation of future cash flows of the Company, as the volume of operations is expected to remain stable. Therefore, the Company has not deemed it necessary to estimate the recoverable value of its fixed assets as of March 31, 2020.

On the other hand, the implementation of measures aimed at reducing the movement of people included the closure of in-person collection channels, affecting the collections of the Company since March 20, 2020.

The Company’s Management estimates that the deterioration of the economic situation of the country represents an increase in trade receivables credit risk at the end of the reporting period. These consolidated financial statements include an increase in the allowance for bad debts of approximately $276, as a consequence of the application of the expected credit losses of IFRS 9. For further information on the breakdown and maturity dates of trade receivables, see Notes 3 and 18, respectively.

-                    Liquidity Risk

The negative effects generated on the collection of service fees mentioned above does not represent a liquidity risk regarding the fulfillment of short-term financial obligations, since the Company has been working long strengthening its liquidity. Telecom and its subsidiaries have enough liquidity, bank credit lines and a notes program that allow them to finance their short-term obligations and the investment plan in addition to the projected operating cash flows.

However, the Company implemented measures that allow it to have the highest possible liquidity to face the volatility of the context with greater uncertainty, offset the potential decrease in cash flows and fulfill its obligations. Such measures include the subscription to the following installment payment plans within the framework of General Resolution No. 4,268:

a) Employer’s and Social Security Contributions: on April 15, 2020, the Company filed an installment payment plan for the payment of employer’s and social security contributions corresponding to March 2020 for an aggregate of $1,136. The plan provides for the settlement of the debt in 6 equal consecutive installments as from May 16, 2020 and bears an annual interest rate of 30%.

b) VAT and Internal Taxes: On April 21, 2020, the Company filed an installment payment plan for the settlement of VAT and internal taxes payable under the tax return corresponding to March 2020 for an aggregate of $642. The plan provides for the settlement of the debt in 6 equal consecutive installments as from May 16, 2020 and bears an annual interest rate of 30%.

TELECOM ARGENTINA S.A.

The ultimate effects of Covid-19 and its impact on the global and local economy are unknown. Governments may issue stricter measures, which cannot be predicted at this stage. The Company’s Management will continue to develop actions that minimize the potential impairment on its results, as a result of these situations, maintaining a level of service and customer satisfaction, and seeking to maximize the precautions in social management in this context.

The Company’s Board of Directors and the Crisis Committee are closely monitoring the situation and taking the necessary measures to preserve human life and Telecom’s businesses.

NOTE 27 – SUBSEQUENT EVENTS TO MARCH 31, 2020

Bank ICBC Loan

On April 13, 2020 the Company subscribed a loan agreement with Banco ICBC S.A for a total amount of $975. Total capital will be settled by one payment at maturity date, which will be on April 13, 2021. The loan bears interest in a monthly basis from its issuance date until its maturity date at a variable annual rate equivalent to Badlar plus spread of 9.75%.

Provisions of the Núcleo General Ordinary Shareholders’ meeting

The Núcleo General Ordinary and Extraordinary Shareholders’ meeting held on April 23, 2020, approved the distribution of cash dividends of Gs. 90,000 million (equivalent to approximately $909) that will be available to shareholders in two installments, the first one during May 2020 and the second one during October 2020.

Provisions of the Telecom Ordinary and Extraordinary Shareholders’ meeting

The Ordinary and Extraordinary Shareholders’ meeting of Telecom was held on April 28, 2019 and was attended remotely, according to the provisions of CNV Resolution No. 832/2020, as free movement of people is restricted, limited or banned, as a consequence of the state of health emergency provided by PEN Decree No. 297/2020 and subsequent regulations. The mentioned Shareholders’ meeting was attended by video conference through Cisco Webex. Such Ordinary and Extraordinary Shareholders’ meeting decided, among other issues, the following:

(a)   To approve the Annual Report and the financial statements of Telecom as of December 31, 2019;

(b)   To approve the Board of Directors’ proposal expressed in current currency of March 31, 2020 using the National Consumer Price Index (National CPI), as provided by CNV Resolution No. 777/2018, consisting of the following absorption of negative Retained earnings as of December 31, 2019 ($6,633,713,897): (i) $1,931,029,240 from the “Voluntary Reserve for capital investments”; (ii) $4,702,684,657 from the “Facultative Reserve to maintain the capital investments level and the current level of solvency”; and (iii) $10,887,950,778 to be reclassified from the “Facultative Reserve to maintain the capital investments level and the current level of solvency” to “Contributed surplus”;

(c)   To approve the reversal of the “Voluntary Reserve for capital investments” ($3,541,443,368 expressed in current currency of April 30, 2020 using the National Consumer Price Index -National CPI- published at such date), increasing the “Facultative reserve for future cash dividends” in such amount.

Restructuring of Government Bonds issued under Foreign Law

On April 21, 2020, the PEN, through Decree No. 391/2020, provided the restructuring of certain Argentine Bonds issued under foreign law through an invitation to creditors to exchange the mentioned bonds for other bonds, subject to new issuance conditions.

On the other hand, on April 23, 2020, the Government of the Province of Buenos Aires provided the restructuring of certain Provincial Bonds issued under foreign law through an invitation to creditors to exchange the mentioned bonds for other bonds, subject to new issuance conditions.

In May 2020, the Company presented several exchange offers of its bonds portfolio that could be exchanged, to subscribe to both invitations made by the PEN and the Government of the Province of Buenos Aires, in accordance with the established conditions and procedures.

Alejandro Urricelqui
President

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2020

(In millions of Argentine pesos or as expressly indicated)

1.            General considerations

As required by CNV regulations, the Company has prepared its unaudited consolidated financial statements as of March 31, 2020 under IFRS.

As provided under Resolution No. 777 issued by the CNV on December 28, 2018, this Report discloses the comparative balances for the three-month period ended March 31, 2019, restated to current currency as of March 31, 2020.

The table below shows the evolution of the National Consumer Price Index (National CPI with the characteristics identified in Note 1.e) to the consolidated financial statements) of the last two years and as of March 31, 2020 and 2019 according to official statistics (INDEC) used for the preparation of this operating and financial review and prospects and the accompanying financial statements:

	As of December 31, 2018	As of March 31, 2019	As of December 31, 2019	As of March 31, 2020

National Consumer Price Index (December 2016=100)	184.26	205.96	283.44	305.55
Variation in Prices
Annual	47.6%	54.8%	53.8%	48.3%
Accumulated 3 years	147.8%	136.4%	183.2%	187.1%
Accumulated 3 months since December 2018 / 2019	n/a	11.8%	n/a	7.8%

Banco Nación US$/$ exchange rate	37.70	43.35	59.89	64.47
Exchange rate annual variation	102.1%	115.1%	58.9%	48.7%

2.            Telecom’s activities for the three-month periods ended March 31, 2020 (“1Q20”) and 2019 (“1Q19”)

			Variation
	1Q20	1Q19	$	%
Revenues	62,762	65,735	(2,973)	(4.5)
Employee benefit expenses and severance payments	(11,724)	(13,025)	1,301	(10.0)
Interconnection and transmission costs	(2,016)	(2,174)	158	(7.3)
Fees for services, maintenance, materials and supplies	(6,879)	(6,679)	(200)	3.0
Taxes and fees with the Regulatory Authority	(4,778)	(5,165)	387	(7.5)
Commissions and advertising	(3,570)	(3,734)	164	(4.4)
Cost of equipment and handsets	(2,250)	(3,236)	986	(30.5)
Programming and content costs	(4,726)	(5,060)	334	(6.6)
Bad debt expenses	(2,248)	(2,147)	(101)	4.7
Other operating expenses	(2,546)	(3,027)	481	(15.9)
Depreciation, amortization and impairment of fixed assets	(16,259)	(14,822)	(1,437)	9.7
Operating income	5,766	6,666	(900)	(13.5)
Earnings from associates	92	153	(61)	(39.9)
Financial results, net	(1,524)	157	(1,681)	n/a
Income before income tax expense	4,334	6,976	(2,642)	(37.9)
Income tax expense	(1,693)	(5,079)	3,386	(66.7)
Net income	2,641	1,897	744	39.2

Attributable to:
Controlling Company	2,549	1,827	722	39.5
Non-controlling interest	92	70	22	31.4
	2,641	1,897	744	39.2
Basic and diluted earnings per share attributable to the Controlling Company (in pesos)	1.18	0.85

Net income amounted to $2,641 in 1Q20 vs. $1,897 in 1Q19, representing an increase of $744. This increase was mainly due to a general cost reduction, partially offset by lower revenues. Net income represents 4.2% of consolidated revenues in 1Q20 (vs. 2.9% in 1Q19).

•                Revenues

			Variation
	1Q20	1Q19	$	%
Mobile Services	23,127	21,967	1,160	5.3
Internet Services	13,656	15,055	(1,399)	(9.3)
Cable Television Services	13,120	14,199	(1,079)	(7.6)
Fixed and Data Services	9,478	10,180	(702)	(6.9)
Other services revenues	178	171	7	4.1
Subtotal Services revenues	59,559	61,572	(2,013)	(3.3)
Equipment revenues	3,203	4,163	(960)	(23.1)
Total Revenues	62,762	65,735	(2,973)	(4.5)

During 1Q20 consolidated revenues showed a decrease of 4.5% (-$2,973 vs. 1Q19) amounting to $62,762. This decrease is mainly due to lower Internet Services, Cable Television Services, Fixed and Data Services and Equipment revenues, partially offset by higher Mobile Services revenues.

Services revenues amounted to $59,559 in 1Q20 (-3.3% vs. 1Q19) and represent 94.9% of consolidated revenues. Mobile Services revenues amounted to $23,127 in 1Q20 (+$1,160 vs. 1Q19), Internet Services revenues amounted to $13,656 in 1Q20 (-$1,399 vs. 1Q19), Cable Television Services revenues amounted to $13,120 in 1Q20 (-$1,079 vs. 1Q19) and Fixed and Data Services revenues amounted to $9,478 in 1Q20 (-$702 vs. 1Q19). Equipment revenues decreased 23.1%, amounting to $3,203 in 1Q20 and represent 5.1% of total consolidated revenues.

Consolidated Revenues include $1,765 and $23,275 in 1Q20 and 1Q19, respectively, related to the effect of restatement in terms of current currency as of March 31, 2020.

Mobile Services

Mobile Services revenues amounted to $23,127 (+$1,160 or +5.3% vs. 1Q19), being the main business in term of service revenues (38.8% and 35.7% of services revenues in 1Q20 and 1Q19, respectively). The variation was mainly due to mobile services revenues in Argentina, which amounted to $20,150 (+$966 or +5.0% vs. 1Q19), due to a 5.1% increase in ARPU and an increase in the customer’s base of 3.8%.

The effect generated by the restatement in terms of the current currency as of March 31, 2020 included in mobile services revenues amounts to $649 and $7,766 in 1Q20 and 1Q19, respectively.

Personal’s mobile customers amount to 18.8 million and 18.2 million as of March 31, 2020 and 2019, respectively, of which 7.7 million and 7.3 million correspond to postpaid customers, respectively. The main ratios related to the services provided to these customers were:

•     As of March 31, 2020, 59% of total customers consist of prepaid customers, and 41% consist of postpaid customers, while, as of March 31, 2019, 60% of total customers consist of prepaid customers and 40% consist of postpaid customers.

•     Mobile Internet services revenues are equivalent to 78% of Personal’s customer’s total services revenues.

•     The monthly average revenue per user (“ARPU”) is $352.0 pesos per month in 1Q20 (vs. $334.9 pesos per month in 1Q19), representing an increase of 5.1%. The effect generated by the restatement in terms of the current currency as of March 31, 2020 included in ARPU amounts to $10.0 pesos and $118.7 pesos in 1Q20 and 1Q19, respectively.

•     The average churn rate per month amounted to 2.2% in 1Q20 (vs. 2.6% average in 1Q19).

In mid-2019, Telecom through its corporate services brand Fibercorp | Telecom introduced “Smart Radio”, a new option for customers and their businesses to continue communicating. Smart Radio is a new direct and immediate voice connection service with multimedia messaging for companies and governments, which offers the best benefits of Personal’s 3G / 4G network and WiFi. In addition, it added new equipment such as CAT S31 and Cyrus CM17, which have dedicated buttons specially designed for work contexts, whether on a construction site or in a factory.

Regarding infrastructure, the Company continued to enhance the mobile Internet experience of its customers through the deployment of its 4G and 4G+ network throughout the country, which currently covers more than 1,710 locations from La Quiaca to Ushuaia, and reaching more than 14.3 million customers with 4G devices throughout the country. Accompanying these improvements, through a massive communication campaign, the 4G Personal Network was promoted as the fastest in the country -based on the results of international benchmarks that measure network standards through the worldwide experience of customers-.

Mobile services revenues generated in Paraguay amounted to $2,977 (+$194 or +7.0% vs. 1Q19) due to the appreciation of the Guaraní against the Argentine Peso by 29.4% and to the increase in ARPU, while the customer base remained stable.

The main ratios related to the mobile services in Paraguay were:

•     Núcleo’s mobile customers remained stable in 2.4 million as of March 31, 2020 and 2019.

•     As of March 31, 2020 and 2019, 84% of total customers consist of prepaid customers and 16% consist of postpaid customers.

•     The monthly ARPU amounted to $372.4 pesos in 1Q20 (vs. $345.0 pesos in 1Q19), representing a 7.9% increase. This increase is mainly due to a 10.0% increase in the ARPU in Guaraníes in addition to the variation of the average exchange rate.

•     The average churn rate per month amounted to 3.2% in 1Q20 (vs. 2.7% in 1Q19).

Internet Services

Internet services revenues amounted to $13,656 in 1Q20 (-$1,399 or -9.3% vs. 1Q19) driven mainly by the 8.7% decrease in broadband ARPU, which amounted to $1,107.5 pesos in 1Q20 (vs. $1,212.6 pesos in 1Q19). The effect generated by the restatement in terms of the current currency as of March 31, 2020 included in ARPU amounts to $31.4 pesos and $429.8 pesos in 1Q20 and 1Q19, respectively.

It should be noted that customers with service of 20Mb or higher represent 65.6% and 44.0% of the total customer base as of March 31, 2020 and 2019, respectively. These revenues represent a 71% and 49% of total Internet Services revenues as of March 31, 2020 and 2019, respectively. Within this range, there are customers who have plans of 100 Mb and 300 Mb that as of March 31, 2020 amount to 347,825 and 46,559, respectively.

Internet services churn rate per month amounted to 1.6% and 1.4% as of March 31, 2020 and 2019, respectively, remaining stable the total customer base in 1Q20, which amounted to 4.1 million.

The effect generated by the restatement in terms of the current currency as of March 31, 2020 included in Internet Services revenues amounts to $381 and $5,339 in 1Q20 and 1Q19, respectively.

Cable Television Services

Cable Television Services revenues amounted to $13,120 in 1Q20 (-$1,079 or -7.6% vs. 1Q19). The variation is mainly due to the effects of the ARPU, which decreased 7.6% amounting to $1,250.6 pesos in 1Q20 (vs. $1,353.3 pesos in 1Q19). The effect generated by the restatement in terms of the current currency as of March 31, 2020 included in ARPU amounts to $35.5 pesos and $479.7 pesos in 1Q20 and 1Q19, respectively.

The average monthly churn in 1Q20 amounted to 1.4% (vs. 1.5% in 1Q19).

The effect generated by the restatement in terms of the current currency as of March 31, 2020 included in Cable television Services revenues amounts to $363 and $5,035 in 1Q20 and 1Q19, respectively.

Fixed Telephony and Data Services

Fixed Telephony and Data Services revenues amounted to $9,478 (-$702 or -6.9% vs. 1Q19).

The effect generated by the restatement in terms of the current currency as of March 31, 2020 included in Fixed and Data Services revenues amounts to $274 and $3,599 in 1Q20 and 1Q19, respectively.

The average monthly revenue billed per user (“ARBU”) of fixed telephony services amounted to $487.3 pesos in 1Q20 (vs. $466.4 pesos in 1Q19). The effect generated by the restatement in terms of the current currency as of March 31, 2020 included in ARBU amounts to $13.9 pesos and $165.3 pesos in 1Q20 and 1Q19, respectively.

Equipment

Equipment revenues amounted to $3,203 (-960 or -23.1% vs. 1Q19). This variation is mainly due to lower handsets sold as compared to 1Q19 (-34%), partially offset by an approximately 60% increase in handset average sale prices to the mobile services customers as compared to 1Q19.

It is important to highlight that the Company, in terms of devices, continued to promote the updating of the handsets with financed offers and special discounts focused on the convergence of services.

The effect generated by the restatement in terms of the current currency as of March 31, 2020 included in Equipment revenues amounts to $92 and $1,475 in 1Q20 and 1Q19, respectively.

•                Operating costs (without depreciation, amortization and impairment of fixed assets)

Consolidated operating costs (without depreciation, amortization and impairment of fixed assets) amounted to $40,737 in 1Q20, which represents a decrease of $3,510 or -7.9% vs. 1Q19. These lower costs are related with the decrease in all operating costs, except for fees for services, maintenance, materials and supplies and bad debt expenses.

The effect generated by the restatement in terms of the current currency as of March 31, 2020 included in operating costs amounts to $1,601 and $16,109 in 1Q20 and 1Q19, respectively.

The operating costs breakdown is mainly as follows:

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments amounted to $11,724 in 1Q20 (-$1,301 or -10.0% vs. 1Q19). The decrease is mainly due to a decrease in the Company’s headcount (23,472 employees in 1Q20) and lower charges for dismissals, partially offset by increases in salaries agreed by the Company with several trade unions with respect to unionized employees as well as to non-unionized employees, together with related social security charges.

The effect generated by the restatement in terms of the current currency as of March 31, 2020 included in employee benefit expenses and severance payments amounts to $349 and $4,611, as of 1Q20 and 1Q19, respectively.

Interconnection and transmission costs

Interconnection and transmission costs, which also includes charges for roaming, cost of international outbound calls and lease of lines and circuits, decreased, amounting to $2,016 in 1Q20 (-$158 or -7.3% vs. 1Q19). The decrease is mainly due to lower national and international traffic and lower purchases of interconnection links, partially offset by increases in the exchange rate in relation to services set in U$S.

The effect generated by the restatement in terms of the current currency as of March 31, 2020 included in interconnection and transmission costs amounts to $55 and $768 in 1Q20 and 1Q19, respectively.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies amounted to $6,879 in 1Q20 (+$200 or +3.0% vs. 1Q19).

Fees for services increased $226 in 1Q20 mainly due to increases in supplier’s services prices, mainly related to call centers, surveillance and cleaning, partially offset by the processes synergies resulting from the Company’s transformation plan.

Fees for maintenance, materials and supplies decreased $26 vs. 1Q19, mainly due to the optimization of consumption of materials related to the activity, partially offset by increases in supplier’s services prices related to the maintenance of our networks and systems and home connections and disconnections of customers, among others.

The effect generated by the restatement in terms of the current currency as of March 31, 2020 included in fees for services, maintenance, materials and supplies amounts to $471 and $2,544 in 1Q20 and 1Q19, respectively.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority, including turnover tax, municipal taxes and other taxes and fees, decreased, amounting to $4,778 in 1Q20 (-$387 or -7.5% vs. 1Q19). This decrease corresponds mainly to the effect of the decrease in sales in 1Q20 vs. 1Q19.

The effect generated by the restatement in terms of the current currency as of March 31, 2020 included in taxes and fees with the Regulatory Authority amounts to $133 and $1,832 in 1Q20 and 1Q19, respectively.

Commissions and advertising

Commissions (including commissions paid to agents, collection commissions and other commissions) and advertising amounted to $3,570 in 1Q20 (-$164 or -4.4% vs. 1Q19). The decrease is due to lower charges for agent commissions because of the reordering of the sales channel and lower equipment sold and, consequently, the advertising related to them, partially offset by higher services advertising costs, mainly related to the boost of the brand Flow.

The effect generated by the restatement in terms of the current currency as of March 31, 2020 included in commissions and advertising amounts to $101 and $1,321 in 1Q20 and 1Q19, respectively.

Cost of equipment and handsets

Cost of equipment and handsets sold amounted to $2,250 in 1Q20 (-$986 or -30.5% vs. 1Q19). Thereby, $2,078 of this amount correspond to cost of handsets sold in Argentina, which decreased 33.4% vs. 1Q19, mainly due to lower handsets sold as compared to 1Q19 (34.0%), partially offset by the increase in the purchase prices of handsets as compared to 1Q19.

The effect generated by the restatement in terms of the current currency as of March 31, 2020 included in cost of equipment and handsets amounts to $232 and $1,390 in 1Q20 and 1Q19, respectively.

Programming and content costs

Programming and content costs amounted to $4,726 (-$334 or -6.6% vs. 1Q19), mainly due to operating efficiencies, including the Spain Soccer signal unsubscription, partially offset by prices increases of almost all other signals.

The effect generated by the restatement in terms of the current currency as of March 31, 2020 included in programming and content costs amounts to $133 and $1,798 in 1Q20 and 1Q19, respectively.

Bad debt expenses

Bad debt expenses amounted to $2,248 (+$101 or +4.7% vs. 1Q19), which include approximately $276 related to the estimations of COVID-19 effects. Bad debt expenses represent 3.6% and 3.3% of consolidated revenues in 1Q20 and in 1Q19, respectively.

The effect generated by the restatement in terms of the current currency as of March 31, 2020 included in bad debt expenses amounts to $51 and $760 in 1Q20 and 1Q19, respectively.

Other operating expenses

Other operating expenses, which include provisions, energy and other public services, insurance, leases and internet capacity, among others, amounted to $2,546 (-$481 or -15.9% vs. 1Q19). The decrease is mainly due to lower provisions amounting to $364.

The effect generated by the restatement in terms of the current currency as of March 31, 2020 included in other operating expenses amounts to $76 and $1,085 in1Q20 and 1Q19, respectively.

Depreciation, amortization and impairment of fixed assets

Depreciation, amortization and impairment of fixed assets amounted to $16,259 (+$1,437 or +9.7% vs. 1Q19). The increase is due to the impact of the amortization of the CAPEX subsequent to March 31, 2019 as a consequence of the adjusted investment plan that the Company is developing.

On the other hand, the effect generated by the restatement in terms of the current currency as of March 31, 2020 included in depreciation, amortization and impairment of fixed assets amounts to $8,045 and $8,470 in 1Q20 and 1Q19, respectively.

•                Operating income

Operating income amounted to $5,766 in 1Q20 (-$900 or 3.5% vs. 1Q19), representing 9.2% over consolidated revenues in 1Q20 (vs. 10.1% in 1Q19).

•                Financial results, net

			Varition
	1Q20	1Q19	$	%
Interests on financial debts	(3,208)	(2,223)	(985)	44.3
Foreign currency exchange (gains) losses on financial debts	114	(3,783)	3,897	n/a
Total Debt financial expenses	(3,094)	(6,006)	2,912	(48.5)
Other foreign currency exchange gains	981	1,026	(45)	(4.4)
Gains on operations with notes and bonds	62	83	(21)	(25.3)
RECPAM	1,055	5,370	(4,315)	(80.4)
Other	(528)	(316)	(212)	67.1
Total other financial results, net	1,570	6,163	(4,593)	(74.5)
Total financial results, net	(1,524)	157	(1,681)	n/a

Financial results, net resulted in a loss of $1,524 in 1Q20 (vs. a gain of $157 in 1Q19). The amount recorded in Financial results in 1Q20, includes interest losses measured in real terms of $3,208 (vs. $2,223 in 1Q19), as a consequence of the partial refinancing of our financial debt, partially offset by the effect generated by the restatement in terms of the current currency, which amounted to $1,055 (vs. $5,370 in 1Q19) and to a foreign currency exchange gain, measured in real terms, of $1,095 as a result of a 7.6% devaluation of the Argentine peso against the US dollar vs. a 7.8% inflation (vs. a loss of $2,757 in 1Q19 as a result of the devaluation of the Argentine peso against the US dollar of 15.0% vs. an inflation of 11.8%).

•                Income tax expense

Telecom’s income tax charge includes the following effects: (i) the current tax payable pursuant to tax legislation applicable to Telecom and (ii) the effect of applying the deferred tax method on temporary differences arising out of the Company’s asset and liability valuation according to tax versus financial accounting criteria, including the income tax inflation effect.

Income tax expense amounted to $1,693 in 1Q20 vs. $5,079 in 1Q19. It includes the following effects: (i) current tax expenses, Telecom´s generated $43 tax expense in 1Q20 (-$19 vs. 1Q19), (ii) regarding the deferred tax in 1Q20, Telecom recorded a deferred tax loss of $1,650 (-$3,367 vs. 1Q19), which include a $2,857 income tax inflation adjustment effect, according to the provisions of Law No. 27,430, as amended by Law No. 27,468.

•                Net income

Telecom Argentina recorded a net income of $2,641 in 1Q20 vs. a net income of $1,897 in 1Q19, increasing in $744. This increase was mainly due to a general cost reduction, partially offset by lower revenues. Net income represents 4.2% of consolidated revenues in 1Q20 (vs. 2.9% in 1Q19).

Net income attributable to controlling shareholders amounted to $2,549 in 1Q20 vs. $1,827 in 1Q19.

•                Financial position, net

The consolidated financial position, net (that is: Cash and cash equivalents plus Financial investments and IFD less Financial debts) is debt and amounted to $134,098 and $134,561 as of March 31, 2020 and as of December 31, 2019, respectively.

•                Capital expenditures (CAPEX) and Rights of use assets additions

CAPEX and Rights of use assets additions composition 1Q20 and 1Q19 is as follows:

	In millions of $		Variation 1Q20 vs. 1Q19
	1Q20	1Q19	$	%
PP&E	8,330	11,484	(3,154)	(27.5)
Intangibles assets	382	442	(60)	(13.6)
Total CAPEX	8,712	11,926	(3,214)	(26.9)
Rights of use assets	1,273	1,520	(247)	(16.3)
Total CAPEX and Rights of use additions	9,985	13,446	(3,461)	(25.7)

The Company and its subsidiaries’ main PP&E CAPEX projects are related to the expansion of cable TV and internet services in order to improve the transmission and speed offered to customers; the deployment of 4G services to support the growth of mobile Internet services, improvement of the quality service together with the launch of innovative VAS services.

Additionally, Telecom has deployed the unification of the logical network and has defined the new structure for the physical transport network. It also continued with the expansion of transmission and transport networks to join the different access technologies, converting the fixed copper networks to fiber or hybrid fiber-coaxial networks to meet, in this way, the demand of services of both fixed telephony and mobile services customers. Likewise, significant investments have also been made in the pricing, billing and customer relationship systems.

3.            Summary of comparative consolidated statements of financial position

	March 31,
	2020	2019	2018
Current assets	64,397	58,286	60,816
Non-current assets	561,403	563,452	546,446
Total assets	625,800	621,738	607,262
Current liabilities	91,888	80,203	122,803
Non-current liabilities	198,496	160,820	99,820
Total liabilities	290,384	241,023	222,623
Equity attributable to the Controlling Company	330,433	375,429	380,119
Equity attributable non-controlling interest	4,983	5,286	4,520
Total Equity	335,416	380,715	384,639
Total liabilities and equity	625,800	621,738	607,262

4.            Summary of comparative consolidated income statements

	1Q20	1Q19	1Q18
Revenues	62,762	65,735	72,256
Operating costs	(56,996)	(59,069)	(57,517)
Operating income	5,766	6,666	14,739
Earnings from associates	92	153	116
Financial results, net	(1,524)	157	5,660
Income before income tax expense	4,334	6,976	20,515
Income tax expense	(1,693)	(5,079)	(3,608)
Net income	2,641	1,897	16,907
Other comprehensive loss, net of tax	(1,238)	(803)	(902)
Total comprehensive income	1,403	1,094	16,005
Attributable to Controlling Company	1,559	1,160	16,134
Attributable to non-controlling interest	(156)	(66)	(129)

5.            Summary of comparative consolidated statements of cash flow

	1Q20	1Q19	1Q18
Net cash flows provided by operating activities	16,130	23,013	20,064
Net cash flows used in investing activities	(11,568)	(12,513)	(4,477)
Net cash flows used in financing activities	3,137	(2,677)	(8,958)
Net foreign exchange differences and RECPAM on cash and cash equivalents	(71)	922	584
Total cash and cash equivalents provided during the period	7,628	8,745	7,213

6.            Statistical data (in physical units in index-term)

	03.31.20	03.31.19	03.31.18
Cable TV Subscribers (i)	100.1%	97.6%	99.8%
Internet Access (ii)	100.3%	101.3%	100.4%
Fixed telephony services lines (ii)	84.9%	91.0%	98.6%
Personal Mobile telephony services lines (ii)	99.3%	95.6%	99.7%
Núcleo’s customers (ii)	98.9%	97.5%	98.2%

(i)                Base December 2013= 100

(ii)              Base December 2017= 100

7.            Consolidated ratios

	03.31.20	03.31.19	03.31.18
Liquidity (1)	0.70	0.73	0.50
Solvency (2)	1.16	1.58	1.73
Locked-up capital (3)	0.90	0.91	0.90

1)                Current assets/Current liabilities.

2)                Total equity/Total liabilities.

3)                Non-current assets/Total assets.

8.            Outlook

We started 2020 with an unprecedented and challenging scenario for humanity as a whole since the health crisis triggered by COVID-19. Governments all over the world have implemented drastic social isolation measures to safeguard their people. In an attempt to contain the extent of the spread of the virus and protect the population, public and private institutions were closed, free movement of people was restricted, borders were closed, and massive shows and sports events were banned, among other.

In Argentina, through an Emergency Decree issued on March 20, the National Government established a series of measures aimed at reducing the movement of the population to minimize the massive impact of the pandemic on the health system. To this end, the National Government ordered the Mandatory and Preventive Social Isolation and the suspension of non-essential commercial activities, allowing the movement of only those people involved in the provision/production of essential services and products.

The implementation of these measures is expected to have a severe impact on the economic situation of the country, which already showed problems by the end of 2019 in the main macroeconomic variables. Even today, the ultimate effects of Covid-19 and its impact on the global and local economy are unknown.

For most of the companies in Argentina and in the world, the current environment is expected to cause a further deterioration of the economic variables. Clearly Telecom is not oblivious to this situation. However, one of the most visible consequences of the current health situation is the essential role of the telecommunications services: Our infrastructure contributes to provide, through the capacity of fixed and mobile networks, essential services for critical functions such as the coordination of security forces and the health ecosystem. Connectivity also facilitates home office and the educational continuity through virtual learning platforms, as well as access to information and entertainment.

Moreover, services provided by Telecom allow millions of Argentines to keep in touch with their loved ones, study, entertain themselves, produce, learn and stay informed from their homes. On the first day of the mandatory isolation the Company launched a campaign, which is still in place, to promote all the Company’s digital communication channels and encourage customers to request support through those channels. In order to handle that new flow of customers, Telecom has enhanced digital support by implementing special micro sites identified as “I pay from home”.

Thanks to the investments in infrastructure we made over the last years, we have equipment and systems that enable our networks to work efficiently even with the increased use of the services we provide, both fixed and mobile connectivity, since the beginning of the Mandatory and Preventive Social Isolation.

In record time, we have strengthened our networks, adapted our systems, reconfigured our management processes and implemented several working modalities to continue with the company’s operations. And, principally, we safeguard our people, our most important resource.

We put in place a Crisis Committee, comprised with members of Top management, to address the different scenarios that may arise and to make quick decisions.

We managed to have most of our employees in business support areas work from their homes efficiently and safely with access to the virtual private network. We enhanced the cleaning and disinfection at working places and environments for those tasks that cannot be performed remotely, we minimized interpersonal contact and provided hand washing and sanitizing methods, in accordance with the protocol established by the Superintendence of Labor Risks.

Customer service and support are now fully handled via our digital and telephone channels. However, in compliance with effective regulations, Telecom has recently opened commercial offices in locations with less than 100,000 inhabitants.

As regards technical support, thanks to the reconversion of our networks and systems, several technical tasks can be conducted remotely. In those situations, our technicians provide support to our customers remotely, guiding them to solve any inconveniences at their homes.

In the case of new installations and repairs that have to be made inside our customers’ homes (giving priority to cases considered to be critical), Telecom provided technical teams with personal care and safety kits, which include special protective gear such as coveralls, gloves, face masks and special goggles, hand sanitizer and training for the proper and safe use of those elements.

With all these actions, we managed to maintain the operations of the company to minimize the potential deterioration of our results as a consequence of this scenario and, at the same time, to maintain our customer service and satisfaction level.

Now more than ever, we continue fulfilling our commitment: Ensure the continuity and quality of all our services to continue accompanying our customers with the challenge of staying at home.

Alejandro Urricelqui
President

CORPORATE INFORMATION

•             INDEPENDENT AUDITORS Price Waterhouse & Co S.R.L. (member of PricewaterhouseCoopers)

BYMA

	Market quotation ($/share)		Volume of shares
Quarter	High	Low	traded (in millions)
1Q19	127.50	110.5	3.0
2Q19	153.50	118.55	5.3
3Q19	153.25	107.05	4.4
4Q19	170.80	131.00	2.8
1Q20	215.35	141.20	2.4

NYSE*

	Market quotation (US$/ADS)		Volume of ADSs
Quarter	High	Low	traded (in millions)
1Q19	16.62	14.41	14.9
2Q19	17.95	13.13	35.7
3Q19	18.03	8.94	20.5
4Q19	11.71	8.64	15.1
1Q20	12.22	7.79	11.4

* Calculated at 1 ADS = 5 shares

•             INVESTOR RELATIONS for information about Telecom Argentina S.A., please contact:

In Argentina
Telecom Argentina S.A.
Investor Relations Division
Alicia Moreau de Justo 50, 10th Floor
(1107) Autonomous City of Buenos Aires
Argentina
Tel: 54-11-4968-3628

Outside Argentina
JPMorgan Chase Bank N.A.
383 Madison Avenue, Floor 11.
New York, NY10179 Attn: Depositary Receipts Group Tel: +1 212 622 5935

•             INTERNET http://institucional.telecom.com.ar/inversores/

•             DEPOSIT AND TRANSFER AGENT FOR ADSs

JPMorgan Chase Bank N.A.
383 Madison Avenue, Floor 11
New York, NY10179
Attn: Depositary Receipts Group adr@jpmorgan.com — www.adr.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	May 20, 2020	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations